Exhibit 4.1

AMENDED AND RESTATED CREDIT AND SECURITY AGREEMENT

dated as of February 25, 2004,

by and among

MANTECH INTERNATIONAL CORPORATION

AND CERTAIN OTHER BORROWER PARTIES,

as the Borrowers,

CITIZENS BANK OF PENNSYLVANIA

AND CERTAIN OTHER LENDER PARTIES,

as the Lenders,

CITIZENS BANK OF PENNSYLVANIA,

as the Administrative Agent

and

KEYBANK NATIONAL ASSOCIATION,

as the Documentation Agent

TABLE OF CONTENTS

CERTAIN DEFINITIONS	1
ARTICLE 1 COMMITMENTS	18
1.1. The Revolving Facility and the Swing Line Facility	18
1.2. Use of Proceeds	18
1.3. Maximum Advances	18
1.4. Advances	19
1.5. Additional Mandatory Payments	20
1.6. Field Audits	20
1.7. Certain Fees	20
1.8. Increases to the Revolving Facility Commitment Amount	21
1.9. Appointment of the Parent Company	22
1.10. Joinder of New Subsidiaries and Affiliates	23
ARTICLE 2 LETTERS OF CREDIT	23
2.1. Issuance	23
2.2. Amounts Advanced Pursuant to Letters of Credit	24
2.3. Letter of Credit Fees	24
ARTICLE 3 SECURITY	24
3.1. Security Generally	24
3.2. No Preference or Priority	26
3.3. Release of Security Interest	26
ARTICLE 4 CONDITIONS TO THE AGENTS’ AND LENDERS’ OBLIGATIONS	26
4.1. Compliance with Law and Agreements; Third Party Consents	26
4.2. Financial Condition	26
4.3. Opinion of Counsel	27
4.4. No Default	27
4.5. Documentation	27
4.6. Closing Costs, Fees and Expenses	27
4.7. Restatement Matters	27
ARTICLE 5 REPRESENTATIONS AND WARRANTIES	28
5.1. Corporate Existence and Qualification	28
5.2. Corporate Authority; Noncontravention	28
5.3. Financial Position	28
5.4. Payment of Taxes	29
5.5. Accuracy of Submitted Information; Omissions.	29
5.6. Government Contracts	29
5.7. No Defaults or Liabilities	29
5.8. No Violations of Law	29
5.9. Litigation and Proceedings	30
5.10. Security Interest in the Collateral	30
5.11. Principal Place of Business; Location of Books and Records	30
5.12. Fiscal Year	30
5.13. Employee Benefit Plans	30
5.14. O.S.H.A. and Environmental Compliance	30
5.15. Intellectual Property	31
5.16. Existing or Pending Defaults; Material Contracts	32
5.17. Leases and Real Property	32
5.18. Labor Relations.	32

5.19. Assignment of Government Contracts	32
5.20. Contribution Agreement	32
5.21. Ownership of the Borrowers	33
5.22. Solvency	33
5.23. Survival of Representations and Warranties	33
ARTICLE 6 AFFIRMATIVE COVENANTS OF THE BORROWERS	33
6.1. Payment of Loan Obligations	33
6.2. Payment of Taxes	33
6.3. Delivery of Financial and Other Statements	33
6.4. Maintenance of Records; Review by the Lenders	35
6.5. Maintenance of Insurance Coverage	35
6.6. Maintenance of Property/Collateral; Performance of Contracts	35
6.7. Maintenance of Corporate Existence	36
6.8. Maintenance of Certain Accounts with the Administrative Agent	36
6.9. Maintenance of Management	36
6.10. Disclosure of Defaults, Etc.	36
6.11. Security Perfection; Assignment of Claims Act; Payment of Costs	37
6.12. Defense of Title to Collateral	37
6.13. Compliance with Law	37
6.14. Other Collateral Covenants	37
6.15. Financial Covenants of the Borrowers	39
6.16. Landlord Waivers; Subordination	40
6.17. Substitute Notes	41
6.18. Interest Rate Contracts	41
ARTICLE 7 NEGATIVE COVENANTS OF THE BORROWERS	41
7.1. Change of Control; Disposition of Assets; Merger	41
7.2. Margin Stocks	44
7.3. Change of Operations	44
7.4. Judgments; Attachments	44
7.5. Further Assignments; Performance and Modification of Contracts; etc	44
7.6. Affect Rights of the Administrative Agent or Lenders	44
7.7. Indebtedness; Granting of Security Interests	44
7.8. Dividends; Loans; Advances; Investments and Similar Events	46
7.9. Lease Obligations	48
7.10. Adverse Government Action	48
7.11. Transactions with Affiliates	48
7.12. Lockbox Deposits	48
ARTICLE 8 COLLATERAL ACCOUNT	48
ARTICLE 9 DEFAULT AND REMEDIES	49
9.1. Events of Default	49
9.2. Remedies	50
ARTICLE 10 THE AGENTS; AGENCY	52
10.1. Appointment	52
10.2. General Nature of Agents’ Duties	52
10.3. Exercise of Powers	53
10.4. General Exculpatory Provisions	54
10.5. Administration by the Agent	54
10.6. Lenders Not Relying on Agent or Other Lenders	55
10.7. Indemnification	55

10.8. Agent in its Individual Capacity; Agents’ Commitment	56
10.9. Holders of Notes	56
10.10. Successor Agent	56
10.11. Additional Agents	57
10.12. Calculations	57
10.13. Funding by the Administrative Agent	57
10.14. Benefit of Article	59
ARTICLE 11 CERTAIN ADDITIONAL RIGHTS AND OBLIGATIONS REGARDING THE COLLATERAL	59
11.1. Power of Attorney	59
11.2. Lockbox	60
11.3. Other Agreements	60
ARTICLE 12 MISCELLANEOUS	61
12.1. Remedies Cumulative	61
12.2. Waiver	61
12.3. Notices	61
12.4. Entire Agreement	63
12.5. Relationship of the Parties	63
12.6. Waiver of Jury Trial	64
12.7. Submission to Jurisdiction; Service of Process; Venue	64
12.8. Changes in Capital Requirements	64
12.9. Captions	65
12.10. Modification and Waiver	65
12.11. Successors and Assigns; Transferability	65
12.12. Governing Law; Binding Effect	68
12.13. Gender; Number	68
12.14. Joint and Several Liability	68
12.15. Materiality.	68
12.16. Reliance on the Administrative Agent	68
12.17. The Patriot Act	68
12.18. Taxes	68
12.19. Counterparts	69

EXHIBITS

Exhibit 1	Request for Advance and Certification
Exhibit 1(a)	Request for Swing Line Loan Advance
Exhibit 2	LIBOR Election Form and Certification
Exhibit 3	LIBOR Interest Election Procedure and Requirements
Exhibit 4	[Intentionally Omitted]
Exhibit 5	Quarterly Covenant Compliance/Non-Default Certificate
Exhibit 6	Form of Joinder Agreement
Exhibit 7	Escrow Agreement
Exhibit 8	Form of Landlord Access Letter
Exhibit 9	Form of Assignment and Acceptance Agreement
Exhibit 10	Form of Incremental Revolving Facility Assumption Agreement

SCHEDULES

Schedule 1	List of Borrowers
Schedule 2	Lender Commitments/Percentages
Schedule 3	Principal Business Location(s)
Schedule 4.3	Borrowers Excluded From Opinion
Schedule 5.9	Litigation and Proceedings
Schedule 5.11	Borrower Business Locations
Schedule 5.15(a)	Intellectual Property
Schedule 5.15(b)	Intellectual Property Royalty Payments
Schedule 5.16(a)	Material Contracts
Schedule 5.16(b)	Government Contracts (to be assigned)
Schedule 5.18	Labor Agreements
Schedule 5.21	Minority Shareholders
Schedule 5.22	Insolvent Entities
Schedule 7.1(c)	Permitted Dispositions / Entities To Be Dissolved
Schedule 7.7(a)	Existing Indebtedness
Schedule 7.7(c)	Liens Securing Existing Indebtedness
Schedule 7.8(c)	Existing Loans, Advances and/or Investments (to non-Borrowers)

AMENDED AND RESTATED CREDIT AND SECURITY AGREEMENT

THIS AMENDED AND RESTATED CREDIT AND SECURITY AGREEMENT is executed as of the 25th day of February, 2004 and is by and among (i) Citizens Bank of Pennsylvania, a Pennsylvania state chartered bank, acting in the capacity of Lender, Swing Line Lender and as the Administrative Agent for the Lenders, having offices at 8521 Leesburg Pike, Suite 405, Vienna, Virginia 22182; (ii) KeyBank National Association, acting in the capacity of Lender and as the Documentation Agent for the Lenders, having offices at 127 Public Square, Cleveland, Ohio 44114; (iii) certain other “Lender” parties to this Amended and Restated Credit and Security Agreement from time to time; (iv) ManTech International Corporation, a Delaware corporation having offices at 12015 Lee Jackson Highway, Fairfax, Virginia 22033 and each other person or entity from time to time being a “Borrower” party to this Amended and Restated Credit and Security Agreement.

W I T N E S S E T H T H A T:

In consideration of the mutual covenants and agreements herein contained, Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, represent and warrant as follows:

CERTAIN DEFINITIONS

For the purposes of this Amended and Restated Credit and Security Agreement, the terms set forth below shall have the following definitions:

“Account Debtor” shall mean any person or entity who is indebted to one (1) or more of the Borrowers for the payment of any Receivable.

“Accounts” shall mean all the funds and accounts now or hereafter owned or held by a Borrower and all monies, Receivables, Investment Property, Security Entitlements and other property on deposit therein or credited thereto, including without limitation, all “Accounts,” as such term is now or hereafter defined in the UCC, whether now owned or hereafter acquired, including, without limitation, (a) all accounts receivable, other receivables, book debts and other forms of obligations (other than forms of obligations evidenced by Chattel Paper, or Instruments), (including any such obligations that may be characterized as an account or contract right under the UCC), (b) all rights in, to and under all purchase orders or receipts for goods or services, (c) all rights to any goods represented by any of the foregoing (including unpaid sellers’ rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), (d) all rights to payment due for property sold, leased, licensed, assigned or otherwise disposed of, for a policy of insurance issued or to be issued, for a secondary obligation incurred or to be incurred, for energy provided or to be provided, for the use or hire of a vessel under a charter or other contract, arising out of the use of a credit card or charge card, or for services rendered or to be rendered in connection with any other transaction (whether or not yet earned by performance), (e) all “health care insurance receivables”, as defined in the UCC and (f) all collateral security of any kind, given by any person or entity with respect to any of the foregoing.

“Additional Equity Stock” shall mean the shares of either treasury stock or newly issued preferred stock, common stock or other equity interests (including options, warrants or rights to purchase) of any Borrower issued to any person or entity from and after the Restatement Date.

“Administration Fee” shall have the meaning attributed to such term in Section 1.7(c) of this Agreement.

“Administrative Agent” shall mean Citizens Bank, acting in its capacity as administrative agent for the Lenders, or any successor Administrative Agent appointed pursuant to Section 10.10 of this Agreement.

“Administrative Questionnaire” shall mean the Administrative Agent’s standard form of written questionnaire to be submitted by an Eligible Assignee pursuant to this Agreement.

“Affiliate” shall mean, as to any person or entity, any other person or entity which, directly or indirectly, is in control of, is controlled by or is under common control with such person or entity, or which owns, directly or indirectly, five percent (5%) or more of the outstanding equity interests of any entity.

“Agent” or Agents” shall mean the Administrative Agent and/or the Documentation Agent, individually or collectively, as the context may require.

“Agent’s Spot Rate of Exchange” shall mean the spot rate of exchange as determined by the Administrative Agent, based on the Reuters FX Page, for the purchase of the relevant currency in the London foreign exchange market with U.S. Dollars at or about 9:00 a.m. on any date of determination.

“Agreement” or “Loan Agreement” shall mean this Amended and Restated Credit and Security Agreement, together with the schedules and exhibits attached hereto, and any and all amendments or modifications of this Amended and Restated Credit and Security Agreement or the schedules and exhibits attached hereto.

“Annual Excess Cash Limitation” shall mean the Dollar Equivalent Amount of Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00).

“Applicable Interest Rate” shall mean either the (i) LIBOR Lending Rate, plus the Libor Interest Rate Margin or (ii) Base Rate, plus the Base Rate Interest Margin, as set forth in the Notes.

“Applicable Laws” shall mean any federal, state or local law, ordinance, rule or regulation to which any Borrower or the property of any Borrower is subject, whether domestic or international.

“Approved ESOP” shall mean an employee stock option plan or an employee stock ownership plan, in form and substance reasonably satisfactory to the Administrative Agent.

“Approved ESPP” shall have the meaning attributed to such term in Section 7.1(b) of this Agreement.

“Arrangement Fee” shall have the meaning attributed to such term in Section 1.7(c) of this Agreement.

“Arrangement Fee Letter Agreement” shall mean that certain letter agreement dated January 27, 2004, by and between the Borrowers and the Administrative Agent, pursuant to which the Borrowers have agreed to pay an arrangement fee to the Administrative Agent for its own account.

“Asset Coverage Limit” shall mean, as of any date of determination, the maximum dollar amount which would not result in the amount of the Borrower’s Total Funded Senior Secured Debt to exceed the amount of the Borrower’s Total Gross Accounts Receivable.

“Asset Coverage Deficiency” shall have the meaning attributed to such term in Section 1.3 of this Agreement.

“Assignment and Acceptance” shall mean an Assignment and Acceptance Agreement in the form and substance attached as Exhibit 9 hereto.

“Base Rate” shall mean the higher of (i) the Federal Funds Rate, plus one-half of one percent (.50%) or (ii) the Prime Rate.

“Base Rate Interest Margin” shall mean, as of any date of determination and subject to the rights of the Administrative Agent and/or Required Lenders to designate Level IV below as the applicable level for any period, as specifically provided in the Notes, the percentage set forth below corresponding to the applicable level of the Borrower’s Total Funded Debt to EBITDA ratio as of the last day of the immediately preceding fiscal quarter:

Level	Total Funded Debt to EBITDA Ratio	Base Rate Interest Margin

I	< 1.25 to 1.00	0.00%

II	> 1.25 to 1.00, but < 2.50 to 1.00	0.50%

III	> 2.50 to 1.00, but < 3.25 to 1.00	0.75%

IV	> 3.25 to 1.00	1.00%

“Borrower” and “Borrowers” shall mean, respectively, each and all of the entities listed on Schedule 1 hereto, together with each and every other entity which, as of any date of determination, shall have executed a Joinder Agreement and satisfied all other requirements for becoming a “Borrower” party, all as set forth in Section 1.10 of this Agreement, as the context may require.

“Business Day” shall mean (a) any day which is neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in the Commonwealth of Virginia; (b) when such term is used to describe a day on which a borrowing, payment, prepaying, or repaying is to be made in respect of any LIBOR Rate Loan, any day which is: (i) neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in New York City; and (ii) a London Banking Day; and (c) when such term is used to describe a day on which an interest rate determination is to be made in respect of any LIBOR Rate Loan, any day which is a London Banking Day.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Sections 9601 et seq.), as amended.

“Chattel Paper” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, “electronic chattel paper” and “tangible chattel paper”, as such terms are defined in the UCC, whether now owned or hereafter acquired by a Borrower.

“Citizens Bank” shall mean Citizens Bank of Pennsylvania, a Pennsylvania state chartered bank, acting individually, together with its successors and assigns.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” shall have the meaning attributed to such term in Article 3 of this Agreement.

“Collateral Account” shall have the meaning attributed to such term in Article 8 of this Agreement.

“Commercial Tort Claims” shall have the meaning attributed that term under the UCC, and shall include, without limitation, any and all claims now existing or hereafter arising in tort with respect to which (a) the claimant is an organization, or (b) the claimant is an individual and the claim (i) arose in the course of the claimant’s business or profession, and (ii) does not include damages arising out of personal injury to or death of any individual.

“Commitment Amount” shall mean Two Hundred Million and No/100 Dollars ($200,000,000.00); provided, however, that, for purposes of making any calculation under this Agreement, the term “Commitment Amount” shall mean, as of any date of determination, an amount equal to the sum of the Revolving Facility Commitment Amount, plus the aggregate amount of all Incremental Revolving Facility Commitments established prior to and remaining in effect as of such date of determination.

“Contribution Agreement” shall mean that certain Amended and Restated Contribution Agreement dated as of the Restatement Date, by and among the Borrowers, and delivered by the Borrowers prior to or simultaneously with their execution and delivery of this Agreement or a Joinder Agreement, as applicable, together with all Administrative Agent-approved amendments and modifications thereof hereafter executed and delivered by the Borrowers.

“Default Rate” shall mean, as of any date of determination, the Applicable Interest Rate, plus two percent (2.00%) per annum.

“Deposit Accounts” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any demand, time, savings, passbook or similar account from time to time established and maintained with a bank.

“Documents” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all such items, whether now owned or hereafter created or acquired.

“Documentation Agent” shall mean KeyBank, acting in its capacity as the documentation agent for the Lenders, or any successor Documentation Agent appointed pursuant to Section 10.10 of this Agreement.

“Dollar Equivalent Amount” shall mean, as of any applicable date of determination, (i) with respect to amounts denominated in U.S. Dollars, the amount of U.S. Dollars, and (ii) with respect to amounts denominated in a Foreign Currency, the amount of U.S. Dollars into which such sums would be converted as determined initially by the Borrowers by reference to the Agent’s Spot Rate of Exchange as of the applicable date of determination (or such other reasonable method as the Administrative Agent may approve in writing), and subject to verification and revision by the Administrative Agent.

“EBITDA” shall mean, as of any date of determination, the Borrowers’ net earnings (or loss) after taxes, plus interest expense, plus all charges against income for foreign, federal, state and local income taxes, plus depreciation expense, plus non-recurring, non-cash losses resulting from the sale or disposition of assets of those Borrowers and non-Borrower Affiliates listed on Schedule 7.1(c) hereto in an amount not to exceed the corresponding maximum allowable loss amount thereof shown on Schedule 7.1(c) hereto, and plus amortization expense, all as determined on a consolidated basis in accordance with consistently applied accounting principles generally accepted in the United States of America.

“Eligible Assignee” shall mean any Lender, an Affiliate of any Lender, a Federal Reserve Bank or any other “Qualified Institutional Buyer”, as such term is defined under Rule 144(A), promulgated under the Securities Act of 1933, as amended.

“Enterprise Resource Planning Operating Lease” shall mean Schedule 1 of that certain Lease Agreement No. LA-5015 dated December 29, 2000, between the Parent Company and CG Commercial Funding, providing for the ERP/PeopleSoft Human Resources and Financial Management System.

“Equipment” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired and wherever located: machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

“ERISA” shall have the meaning attributed to such term in Section 5.13(a) of this Agreement.

“ERISA Event” shall mean (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by any Borrower of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by any Borrower from the PBGC or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by any Borrower of any liability with respect to the withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Borrower of any notice, or the receipt by any Multiemployer Plan from any Borrower of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“Event of Default” shall have the meaning attributed to such term in Section 9.1 of this Agreement.

“Excess Cash Event” shall mean (i) any sale or disposition of any of the assets of any Borrower (other than any Borrower or non-Borrower Affiliate listed on Schedule 7.1(c) hereto) which is (a) not in the ordinary course of business; or (b) prohibited by the terms of this Agreement; (ii) the issuance by any Borrower after the date of this Agreement of debt securities or other debt obligations (other than in connection with debt expressly permitted pursuant to Section 7.7 of this Agreement); (iii) the receipt by or on behalf of any Borrower of insurance proceeds (other than recoveries due to damage to property, which recoveries are promptly applied toward repair or replacement of the damaged property, or recoveries for business interruption loss or workers compensation insurance proceeds); (iv) the reversion of any pension plan assets; and/or (v) any other extraordinary cash event resulting in excess cash to a Borrower, including, without limitation, cash proceeds resulting from the issuance of Additional

Equity Stock (other than the issuance of additional equity interests or capital stock by a Borrower pursuant to an Approved ESOP or an Approved ESPP).

“Existing Loan Agreement” shall mean that certain Business Loan and Security Agreement dated as of December 17, 2001, by and among the Borrowers, the Lenders and the Agents party thereto, as modified or amended from time to time prior to the Restatement Date. The Existing Loan Agreement has been amended and restated in its entirety by this Agreement.

“Facility” or “Facilities” shall mean the Revolving Facility and/or the Swing Line Facility, individually or collectively, as the context may require.

“Federal Funds Rate” for any day shall mean the rate per annum (rounded upward to the nearest 1/8 of 1%) determined by the Administrative Agent to be the rate per annum announced by the Federal Reserve Bank of New York (or any successor) on such day as being the weighted average of the rates on overnight Federal Funds transactions arranged by Federal Funds brokers on the previous trading day, as computed and announced by such Federal Reserve Bank (or any successor) in substantially the same manner as such Federal Reserve Bank computes and announces the weighted average it refers to as the “Federal Funds Effective Rate” as of the date of this Agreement; provided that if such Federal Reserve Bank (or its successor) does not announce such rate on any day, the “Federal Funds Effective Rate” for such day shall be the Federal Funds Rate for the last day on which such rate was announced.

“Fixed Charge Coverage Ratio” shall have the meaning attributed to such term in Section 6.15(b) of this Agreement.

“Foreign Currency” and “Foreign Currencies” shall mean British Pounds Sterling issued by the Bank of England, Australian Dollars, Euros under the European Monetary Union and any other foreign currency approved by the Administrative Agent from time to time, individually or collectively, as the context may require.

“General Intangibles” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter created or acquired: all right, title and interest in, to or under any contract, all “payment intangibles”, as defined in the UCC, customer lists, licenses, copyrights, trademarks, patents, and all applications therefor and reissues, extensions or renewals thereof, rights in intellectual property, interests in partnerships, joint ventures and other business associations, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions (whether or not patented or patentable), technical information, procedures, designs, knowledge, know how, software, data bases, data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill (including the goodwill associated with any trademark or trademark license), all rights and claims in, to or under insurance policies (including insurance for fire, damage, loss and casualty, whether covering personal property, real property, tangible rights or intangible rights, all liability, life, key man and business interruption insurance, and all unearned premiums), uncertificated securities, choses in action, deposit, checking and other bank accounts, rights to receive tax refunds and other payments, rights to receive dividends, distributions, cash, Instruments and other property in respect of or in exchange for pledged stock and investment property, rights of indemnification, all books and records, correspondence, credit files, invoices and other papers, including without limitation all tapes, cards, computer runs and other papers and documents.

“Goods” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired and wherever located: embedded software to the extent included in “goods” as defined in the UCC, manufactured homes, standing timber that is cut and removed for sale, “as-extracted collateral” as defined in the UCC, and unborn young of animals.

“Government” shall mean the United States government or any department, instrumentality or agency thereof, and any state government or any department, instrumentality or agency thereof.

“Government Contract Assignments” shall have the meaning attributed to such term in Section 6.3(a)(i) or 6.3(b)(i) of this Agreement (as applicable).

“Government Contracts” shall mean (i) written contracts between any Borrower and the Government; and (ii) written subcontracts (a “Subcontract”) between any Borrower and a prime contractor who is providing goods or services to the Government pursuant to a written contract with the Government (the “Prime Contract”), provided that the Subcontract relates only to goods or services being provided to the Government pursuant to the Prime Contract.

“Granting Lender” shall have the meaning attributed to such term in Section 12.11(i) hereof.

“Hazardous Substance” shall mean, without limitation, any flammable explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products, methane, hazardous materials, hazardous wastes, hazardous or toxic substances, pollutants or contaminants as defined in CERCLA, HMTA, RCRA or any other applicable environmental law, rule, order or regulation.

“Hazardous Wastes” shall mean, without limitation, all waste materials subject to regulation under CERCLA, RCRA or analogous state law, and/or any other applicable Federal and/or state law now in force or hereafter enacted relating to hazardous waste treatment or disposal.

“Hedging Contracts” shall mean interest rate swap agreements (as defined in 11 U.S.C. Section 101), interest rate cap agreements and interest rate collar agreements, or any other agreements or arrangements entered into between any Borrower and the Administrative Agent or a Lender from time to time and designed to protect such Borrower against fluctuations in interest rates or currency exchange rates.

“Hedging Obligations” shall mean all present and future liabilities, repayment obligations and other obligations of any and all of the Borrowers to the Administrative Agent or a Lender under Hedging Contracts.

“HMTA” shall mean the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sections 1801 et seq.)

“Incremental Revolving Facility Assumption Agreement” shall mean an Incremental Revolving Facility Assumption Agreement in the form and substance attached as Exhibit 10 hereto.

“Incremental Revolving Facility Commitment” shall mean the commitment of any Lender, established pursuant to Section 1.8 of this Agreement, to make Revolving Loans available to the Borrowers.

“Incremental Revolving Facility Commitment Amount” shall mean, as of any date of determination, (a) with respect to any Incremental Revolving Facility Lender, the aggregate maximum amount of all Incremental Revolving Facility Commitments of such Incremental Revolving Facility Lender then in effect, and (b) with respect to all Incremental Revolving Facility Lenders, the aggregate maximum amount of all Incremental Revolving Facility Commitments of such Incremental Revolving Facility Lenders then in effect.

“Incremental Revolving Facility Upfront Fee” shall have the meaning attributed to such term in Section 1.7(a) of this Agreement.

“Incremental Revolving Facility Lender” shall mean, as of any date of determination, a Lender with an Incremental Revolving Facility Commitment then in effect.

“Indebtedness” shall mean, without duplication, and as of the date on which Indebtedness is to be determined, (a) all obligations of the Borrowers in respect of money borrowed; (b) all obligations of the Borrowers (other than trade debt incurred in the ordinary course of the Borrowers’ business), whether or not for borrowed money, (i) represented by notes payable, or drafts accepted, in each case representing extensions of credit, (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) constituting purchase money indebtedness, conditional sales contracts, title retention debt instruments or other similar instruments, upon which interest charges are customarily paid or that are issued or assumed as full or partial payment for property or services rendered; (c) capital lease obligations of the Borrowers; (d) all obligations of the Borrowers to purchase, redeem, retire, defease or otherwise make any payment in respect of any mandatorily redeemable stock issued by the Borrowers, valued at the greater of such stock’s voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (e) the Borrowers’ pro rata share of the Indebtedness of any unconsolidated Affiliate of the Borrowers (including Indebtedness of any partnership or joint venture in which a Borrower is a general partner or joint venturer to the extent of such Borrower’s pro rata share of the ownership of such partnership or joint venture); (f) all obligations of any other person or entity which a Borrower has guaranteed, (g) reimbursement obligations in connection with letters of credit issued for the benefit of a Borrower, and (h) the Obligations.

“Instrument” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired and wherever located: all certificates of deposit, and all “promissory notes”, as defined in the UCC, and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

“Interest Expense” shall mean, as of the date of any determination, the Borrowers’ aggregate cash interest expense for borrowed money (including, without limitation, premiums and interest expense arising from or relating to interest rate protection agreements and original issue discounts), plus the amount of all other interest due (whether paid or not paid) on any indebtedness of each Borrower for the applicable measurement period, all as determined on a consolidated basis in accordance with consistently applied accounting principles generally accepted in the United States of America.

“Interest Payment Date” shall mean, relative to any LIBOR Rate Loan having an Interest Period of three months or less, the last Business Day of such Interest Period, and as to any LIBOR Rate Loan having an Interest Period longer than three months, each Business Day which is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period.

“Interest Period” shall mean, relative to any LIBOR Rate Loans, (i) initially, the period beginning on (and including) the date on which such LIBOR Rate Loan is made or continued as, or converted into, a LIBOR Rate Loan pursuant to this Agreement (including, without limitation, Exhibit 3 hereto) and the Notes and ending on (but excluding) the day which numerically corresponds to such date one, three or six months thereafter (or, if such month has no numerically corresponding day, on the last Business Day of such month), in each case as the Borrower may select in its notice pursuant to this Agreement (including, without limitation, Exhibit 3 hereto) and the Notes; and (ii) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such LIBOR Rate Loan and ending one, three or six months thereafter, as selected by the Borrower by irrevocable notice to the

Bank not less than two (2) Business Days prior to the last day of the then current Interest Period with respect thereto.

“Inventory” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired and wherever located: all inventory, merchandise, goods and other personal property for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process, finished goods, returned goods, or materials or supplies of any kind, nature or description used or consumed or to be used or consumed or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies and embedded software.

“Investment Property” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired: (a) all securities, whether certificated or uncertificated, including stocks, bonds, interests in limited liability companies, partnership interests, treasuries, certificates of deposit, and mutual fund shares; (b) all Securities Entitlements, including the rights to any securities account and the financial assets held by a securities intermediary in such securities account, and any free credit balance or other money owing by any securities intermediary with respect to that account; (c) all securities accounts; (d) all commodity contracts; and (e) all commodity accounts.

“Joinder Agreement” shall have the meaning attributed to such term in Section 1.10 of this Agreement.

“KeyBank” shall mean KeyBank National Association, a national banking association.

“Lender” and “Lenders” shall mean, respectively, each and all of the banking or financial institutions which, as of any date of determination, are (i) “Lender” parties to this Agreement, and/or (ii) otherwise bound by the terms and provisions of this Agreement and the other Loan Documents applicable to any and all Lenders generally, pursuant to an Assignment and Acceptance or any other document, instrument or agreement, in form and substance acceptable to the Administrative Agent.

“Letter of Credit” and “Letters of Credit” shall mean, respectively, each and all of the standby letters of credit issued pursuant to this Agreement.

“Letter of Credit Application” shall have the meaning attributed to such term in Section 2.1 of this Agreement.

“Letter of Credit Administration Fees” shall have the meaning attributed to such term in Section 2.3 of this Agreement.

“Letter of Credit Fee” shall mean, as of any date of determination and subject to the rights of the Administrative Agent and/or Required Lenders to make a Level IV designation for the Base Rate Interest Margin and/or Libor Interest Rate Margin for any period, as specifically provided in the Notes, which shall automatically (and without further documentation) constitute a concurrent designation of Level IV below for such period, a per annum fee in an amount equal to the percentage set forth below corresponding to the applicable level of the Borrower’s Total Funded Debt to EBITDA ratio as of the last day of the immediately preceding fiscal quarter:

Level	Total Funded Debt to EBITDA Ratio	Letter of Credit Fee

I	< 1.25 to 1.00	1.00%

II	> 1.25 to 1.00, but < 2.50 to 1.00	1.75%

III	> 2.50 to 1.00, but < 3.25 to 1.00	2.25%

IV	> 3.25 to 1.00	2.50%

“Letter of Credit Rights” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired: any right to payment or performance under a letter of credit, whether or not the beneficiary has demanded or is at the time entitled to demand payment or performance, but specifically excludes any right of a beneficiary to demand payment or performance under a letter of credit.

“LIBOR” or “LIBOR Rate” shall mean relative to any Interest Period for LIBOR Rate Loans and subject to the terms and provisions of Exhibit 3 hereto, the offered rate for deposits of U.S. Dollars in an amount approximately equal to the amount of the requested LIBOR Rate Loan for a term coextensive with the designated Interest Period which the British Bankers’ Association fixes as its LIBOR rate and which appears on the Telerate Page 3750 as of 11:00 a.m. London time on the day which is two London Banking Days prior to the beginning of such Interest Period.

“LIBOR Election Form and Certification” shall mean the form attached as Exhibit 2 hereto.

“Libor Interest Rate Margin” shall mean, as of any date of determination and subject to the rights of the Administrative Agent and/or Required Lenders to designate Level IV below as the applicable level for any period, as specifically provided in the Notes, the percentage set forth below corresponding to the applicable level of the Borrower’s Total Funded Debt to EBITDA ratio as of the last day of the immediately preceding fiscal quarter:

Level	Total Funded Debt to EBITDA Ratio	Libor Interest Rate Margin

I	< 1.25 to 1.00	1.00%

II	> 1.25 to 1.00, but < 2.50 to 1.00	1.75%

III	> 2.50 to 1.00, but < 3.25 to 1.00	2.25%

IV	> 3.25 to 1.00	2.50%

“LIBOR Rate Loan” shall mean any loan or advance, the rate of interest applicable to which is based upon the LIBOR Rate.

“LIBOR Lending Rate” shall mean, relative to any LIBOR Rate Loan to be made, continued or maintained as, or converted into, a LIBOR Rate Loan for any Interest Period, a rate per annum determined pursuant to the following formula:

LIBOR Lending Rate	=	LIBOR Rate
(1.00 - LIBOR Reserve Percentage)

“LIBOR Reserve Percentage” shall mean, relative to any day of any Interest Period for LIBOR Rate Loans, the maximum aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) under any regulations of the Board of Governors of the Federal Reserve System (the “Board”) or other governmental authority having jurisdiction with respect thereto as issued from time to time and then applicable to assets or liabilities consisting of “Eurocurrency Liabilities”, as currently defined in Regulation D of the Board, having a term approximately equal or comparable to such Interest Period.

“Loan” and “Loans” shall mean, respectively, any and all of the loans made by the Lenders to the Borrowers (including, without limitation, any loans made pursuant to an Incremental Revolving Facility Commitment) in the aggregate maximum principal amount of Two Hundred Million and No/100 Dollars ($200,000,000.00), or so much thereof as shall be advanced or readvanced from time to time, which are represented by the Facilities, and which shall be evidenced by, bear interest and be payable in accordance with the terms and provisions set forth in the Notes.

“Loan Document” and “Loan Documents” shall mean, respectively, each and all of this Agreement, the Notes, the Stock Security Agreements and each other document, instrument, agreement or certificate heretofore, now or hereafter executed and/or delivered by any Borrower in connection with the Loan.

“London Banking Day” shall mean a day on which dealings in US dollar deposits are transacted in the London interbank market.

“Mandatory Payments” shall mean the mandatory payments required to be made pursuant to Section 1.5 of this Agreement.

“ManTech ARL” shall mean ManTech Advanced Recognition Limited, a private company registered in England with reference to number 885326 and formerly known as Advanced Recognition Limited.

“ManTech Europe” shall have the meaning attributed to such term in Section 3.1 of this Agreement.

“Material Contract” shall mean, as of any date of determination, any or all of the following: (a) any Government Contract or other contract or agreement of any Borrowers, pursuant to which, after giving effect to any and all applicable options, renewals, extensions and other similar rights of such Borrower to extend the term and/or increase the value of such Government Contract or other contract or agreement, such Borrower would be entitled to receive payments and/or other compensation having an aggregate remaining value in excess of the Dollar Equivalent Amount of Five Million and No/100 Dollars ($5,000,000.00); (b) any Government Contract pursuant to which, after giving effect to any and all applicable options, renewals, extensions and other similar rights to extend the term and/or increase the value of such Government Contract, any Borrower is obligated to make payments or have any other obligation or liability thereunder (direct or contingent) in excess of the Dollar Equivalent Amount of Five Million and No/100 Dollars ($5,000,000.00), in the aggregate, or which, as a result of any reasonably anticipated act, event, circumstance or condition arising thereunder, relating thereto or contemplated thereby, could reasonably be expected to have a material adverse effect on the properties, business, profits or condition (financial or otherwise) of such Borrower or (c) any contract or agreement of any Borrower (other than a Government Contract) which, as a result of any act, omission or default by any party thereto, or as a result of the occurrence of any reasonably anticipated act, event, circumstance or condition arising thereunder, relating thereto or contemplated thereby, could reasonably be expected to have a material adverse effect on the properties, business, profits or condition (financial or otherwise) of the Borrowers, taken as a whole.

“Maturity Date” shall mean February 25, 2009, or such other date as may be agreed to in writing by the Administrative Agent, the Lenders and the Borrowers in their sole discretion.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash” shall mean cash proceeds (net of cash taxes paid and reasonable and customary costs paid to unrelated and unaffiliated third parties in connection with a particular transaction) arising from any Excess Cash Event.

“Net Income” shall mean, with respect to the Borrowers for any period of determination, the amount properly shown on the financial statements of the Borrowers as net income for such period, as determined in accordance with consistently applied accounting principles generally accepted in the United States of America.

“Note” and “Notes” shall mean, respectively, each and all of the Revolving Notes, Swing Line Note and other promissory notes executed, issued and delivered pursuant to this Agreement, together with all extensions, renewals, modifications, replacements and substitutions thereof and therefor.

“Obligation” and “Obligations” shall mean, respectively, any and all obligations or liabilities (including, without limitation, any and all Hedging Obligations) of any Borrower to any Lender or any Agent in connection with the Loan, whether now existing or hereafter created or arising, direct or indirect, matured or unmatured, and whether absolute or contingent, joint, several or joint and several, and no matter how the same may be evidenced or shall arise.

“Ordinary Course Payments” shall mean payments made directly by a Borrower to any non-Borrower subsidiary or Affiliate; provided that that such payments are made (i) in the ordinary course of such Borrower’s business, (ii) for products actually delivered or services actually performed, and (iii) pursuant to an “arm’s length” transaction (i.e., on terms and conditions no less beneficial than the terms and conditions that would otherwise be agreed to with an unrelated and unaffiliated third party).

“Parent Company” shall mean ManTech International Corporation, a Delaware corporation, together with its successors and assigns.

“Patriot Act” shall mean the U.S.A. Patriot Act (Title III of Pub. L. 107-56 (signed into law on October 26, 2001)), as amended.

“Pedersen” shall mean George J. Pedersen, during his life as long as he is legally competent, and thereafter Marilyn Pedersen during her life as long as she is legally competent, and thereafter the Pedersen Family Trust.

“Pedersen Entity” shall mean any entity in which Pedersen owns and holds at least fifty-one percent (51%) of the voting stock (and has both majority and effective control).

“Percentage” shall mean with respect to each Lender, the percentage set forth below such Lender’s name on Schedule 2 to this Agreement in respect of the Commitment Amount, the Revolving Facility Commitment Amount and/or the Swing Line Commitment Amount (as the context may require), as the same may be modified or amended from time to time.

“Permitted Merger or Acquisition” shall have the meaning attributed to such term in Section 7.1(d) of this Agreement.

“Permitted Liens” shall mean: (a) liens for taxes which are being contested in good faith and by appropriate proceedings, which (i) the Borrower has the financial ability to pay, including penalties and interest, and (ii) the non-payment thereof will not result in the execution of any such tax lien or otherwise jeopardize the interests of the Administrative Agent and/or the Lenders in any part of the Collateral; (b) deposits or pledges to secure obligations under workers’ compensation, social security or similar laws, incurred in the ordinary course of business; (c) liens securing indebtedness of the Borrowers permitted by Section 7.7 of this Agreement; (d) cash deposits pledged to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature made in the ordinary course of business; (e) mechanics’, workmen’s, repairmen’s, warehousemen’s, vendors’ or carriers’ liens or other similar liens; provided that such liens arise in the ordinary course of the Borrowers’ business and secure sums which are not past due, or which are separately secured by cash deposits or pledges in an amount adequate to obtain the release of such liens; (f) except as otherwise provided in this Agreement, statutory or contractual landlord’s liens on the Borrower’s tangible personal property located in the demised premises; (g) zoning or other similar and customary land use restrictions, which do not materially impair the use or value of the subject property; (h) judgment liens which are not prohibited by Section 7.4 of this Agreement; (i) other liens expressly permitted by the terms and provisions of this Agreement; and (j) liens in favor of the Administrative Agent for the ratable benefit of the Lenders.

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 307 of ERISA, and in respect of which any Borrower is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Prime Contract” shall have the meaning attributed to such term in the definition of “Government Contract”.

“Prime Rate” shall mean the rate of interest from time to time established and publicly announced by Citizens Bank as its prime rate, in Citizens Bank’s sole discretion, which rate of interest may be greater or less than other interest rates charged by Citizens Bank to other borrowers and is not solely based or dependent upon the interest rate which Citizens Bank may charge any particular borrower or class of borrowers.

“Proceeds” shall have the meaning attributed to that term under the UCC or under other applicable law, and, in any event, shall include, without limitation, any and all of the following, whether now owned or hereafter acquired: (i) any and all proceeds of, or amounts (in any form whatsoever, whether cash, securities, property or other assets) received under or with respect to, any insurance, indemnity, warranty or guaranty payable from time to time, and claims for insurance, indemnity, warranty or guaranty effected or held with respect to any of the Collateral, (ii) any and all payments (in any form whatsoever, whether cash, securities, property or other assets) made or due and payable from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental authority (or any person acting under color of governmental authority), (iii) any claim against third parties (a) for past, present or future infringement of any patent or patent license, or (b) for past, present or future infringement or dilution of any copyright, copyright license, trademark or trademark license, or for injury to the goodwill associated with any trademark or trademark license, (iv) any recoveries against third parties with respect to any litigation or dispute concerning any of the Collateral, including claims arising out of the loss or nonconformity of, interference with the use of, defects in, or infringement of rights in, or damage to, Collateral, (v) all amounts collected on, or distributed on account of, other Collateral, including dividends, interest, distributions and Instruments with respect to Investment Property and pledged stock, and (vi) any and all other amounts (in any form whatsoever, whether cash, securities, property or other assets) from time to time paid or payable with respect to or in connection with any of the Collateral (whether or not in connection with the sale, lease, license, exchange or other disposition of the Collateral).

“Quarterly Covenant Compliance Certificate” shall mean a certificate in the form of Exhibit 5 hereto.

“RCRA” shall mean the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901 et. seq.).

“Receivables” shall mean all of the Borrowers’ present and future accounts, contracts, contract rights, chattel paper, general intangibles, notes, drafts, acceptances, chattel mortgages, conditional sale contracts, bailment leases, security agreements, contribution rights and other forms of obligations now or hereafter arising out of or acquired in the course of or in connection with any business any Borrower conducts, together with all liens, guaranties, securities, rights, remedies and privileges pertaining to any of the foregoing, whether now existing or hereafter created or arising, and all rights with respect to returned and repossessed items of inventory.

“Register” shall have the meaning attributed to such term in Section 12.11(d) of this Agreement.

“Request for Advance and Certification” shall mean the form Request for Advance and Certification attached as Exhibit 1 hereto.

“Required Lenders” shall mean all of the Lenders who at any given time, are not in default or in breach of any of the terms and conditions of this Agreement applicable to such Lender, and who hold Notes or participation interests representing, in the aggregate, at least fifty-one percent (51%) of the aggregate Commitment Amount (excluding the Swing Line Commitment Amount, but including the aggregate Incremental Revolving Facility Commitment Amount then in effect).

“Restatement” shall mean the settlement of the transactions contemplated by this Agreement.

“Restatement Date” shall mean the date of this Agreement.

“Revolver Notes” shall mean each and all of the promissory notes executed, issued and delivered pursuant to this Agreement in connection with the Revolving Facility, together with all extensions, renewals, modifications, replacements and substitutions thereof and therefor.

“Revolving Facility” shall mean the revolving credit facility being extended pursuant to this Agreement, in the original maximum principal amount of One Hundred Twenty-five Million and No/100

Dollars ($125,000,000.00), with a sub-limit of Fifteen Million and No/100 Dollars ($15,000,000.00) for Letters of Credit; it being understood and agreed that the maximum principal amount of the Revolving Facility shall be subject to increase pursuant to Section 1.8 of this Agreement.

“Revolving Facility Commitment Amount” shall mean, as of any date of determination, the sum of One Hundred Twenty-five Million and No/100 Dollars ($125,000,000.00), plus the aggregate amount of any and all Incremental Revolving Facility Commitments existing as of such date of determination.

“Revolving Facility Commitment Fee” shall mean, as of any date of determination and subject to the rights of the Administrative Agent and/or Required Lenders to make a Level IV designation for the Base Rate Interest Margin and/or Libor Interest Rate Margin for any period, as specifically provided in the Notes, which shall automatically (and without further documentation) constitute a concurrent designation of Level IV below for such period, a per annum fee in an amount equal to the percentage set forth below corresponding to the applicable level of the Borrower’s Total Funded Debt to EBITDA ratio as of the last day of the immediately preceding fiscal quarter:

Level	Total Funded Debt to EBITDA Ratio	Revolving Facility Commitment Fee

I	< 1.25 to 1.00	0.25%

II	> 1.25 to 1.00, but < 2.50 to 1.00	0.325%

III	> 2.50 to 1.00, but < 3.25 to 1.00	0.325%

IV	> 3.25 to 1.00	0.50%

“Revolving Facility Exposure” shall mean, as of any date of determination, with respect to any Lender, the sum of (a) the aggregate principal amount of all outstanding Revolving Loans of such Lender as of such date, plus (b) the aggregate amount of such Lender’s Percentage of any Letters of Credit issued and outstanding as of such date, plus (c) if applicable, the aggregate amount of Swing Line Outstandings owing to such Lender as of such date.

“Revolving Loan” and “Revolving Loans” shall mean each and all of the Loans made (or deemed made) by one or more of the Lenders to the Borrowers pursuant to the Revolving Facility.

“SEC” shall mean the Securities and Exchange Commission of the United States of America.

“Security Entitlements” shall have the meaning attributed to that term under the UCC, and shall include any and all such items, whether now owned or hereafter created or acquired.

“Senior Funded Debt” shall mean, as of any date of determination, all Indebtedness of the Borrowers (calculated on a consolidated basis), less cash-on-hand and less debt expressly subordinated to the Obligations on terms and conditions acceptable to the Administrative Agent.

“SPC” shall have the meaning attributed to such term in Section 12.11(i) of this Agreement.

“Stock Security Agreements” shall mean each and all stock security agreements now or hereafter executed and delivered by a Borrower as security for repayment of the Loan, and any and all amendments and/or modifications of any of the foregoing stock security agreements.

“Subcontract” shall have the meaning attributed to such term within the definition of “Government Contract”.

“Supporting Obligations” shall have the meaning attributed to that term under the UCC, and shall include, without limitation, any and all of the following, whether now owned or hereafter acquired: any and all letter of credit rights or secondary obligations that support the payment or performance of an Account, Chattel Paper, Document, General Intangible, Instrument or Investment Property.

“Swing Line Commitment” shall mean the Swing Line Lender’s obligation to make Swing Line Loans to the Borrowers in the aggregate principal amount not to exceed the Swing Line Commitment Amount.

“Swing Line Commitment Amount” shall mean Twenty Million and No/100 Dollars ($20,000,000.00).

“Swing Line Commitment Period” shall mean the period commencing on the Restatement Date and ending on the Swing Line Termination Date.

“Swing Line Facility” shall mean the swing line credit facility being extended pursuant to this Agreement, in the original maximum principal amount equal to the Swing Line Commitment Amount.

“Swing Line Lender” shall mean Citizens Bank.

“Swing Line Loan” or “Swing Line Loans” shall have the meaning attributed to such term in Section 1.1(b) of this Agreement.

“Swing Line Note” shall mean that certain Swing Line Promissory Note dated as of the Restatement Date, made by the Borrowers and payable to the order of the Swing Line Lender, in the maximum principal amount equal to the Swing Line Commitment Amount, together with all extensions, renewals, modifications, replacements and substitutions thereof or therefor.

“Swing Line Outstandings” shall mean, as of any date of determination, the aggregate principal amount of all Swing Line Loans then outstanding.

“Swing Line Termination Date” shall mean the fifth (5th) Business Day prior to the Maturity Date, or such earlier date on which the Swing Line Lender has elected, in its sole and absolute discretion, to terminate the Swing Line Facility.

“Target” shall have the meaning attributed to such term in Section 7.1(d)(i) of this Agreement.

“Taxes” shall have the meaning attributed to such term in Section 12.18 of this Agreement.

“Total Funded Debt” shall mean, as of any date of determination, all Indebtedness of the Borrowers (calculated on a consolidated basis), less cash on hand.

“Total Funded Senior Secured Debt” shall mean, as of any date of determination, the aggregate amount of Revolving Facility Exposure of the Borrowers to the Lenders.

“Total Gross Accounts Receivable” shall mean, as of any date of determination, the aggregate dollar amount of the Borrowers’ Receivables determined in accordance with consistently applied accounting principles generally accepted in the United States of America.

“UCC” shall mean the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the Commonwealth of Virginia; provided, that to the extent that the UCC is used to define any term herein and such term is defined differently in different Articles or Divisions of the UCC, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, the Administrative Agent’s lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the Commonwealth of Virginia, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

“Uncommitted Incremental Revolving Facility Commitment Amount” shall mean, as of any date of determination, an amount equal to the sum of Seventy-five Million and No/100 Dollars ($75,000,000.00), minus the aggregate dollar amount of all Incremental Revolving Facility Commitments established prior to such date of determination and then remaining in effect.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E or Title IV of ERISA.

INTERPRETIVE PROVISIONS

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) The words “hereof”, “herein”, “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and “Subsection”, “Section”, “Schedule” and “Exhibit” references are to this Agreement unless otherwise specified.

(c) Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation.

(d) The article, section and paragraph headings of this Agreement are for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

(e) This Agreement and the other Loan Documents are the result of negotiations among all parties hereto, and have been reviewed by counsel to the Borrowers, the Agents and the Lenders, and are the work-products of all parties. Accordingly, this Agreement and the other Loan Documents shall not be construed against any Agent or any Lender merely because of such Agent’s or such Lender’s involvement in the preparation thereof.

ARTICLE 1

COMMITMENTS

1.1. The Revolving Facility and the Swing Line Facility.

(a) Subject to the terms and conditions of this Agreement, (i) each Lender severally agrees to make Revolving Loans to the Borrowers (except for Swing Line Loans, which shall be extended only by the Swing Line Lender), with the maximum amount of each Lender’s obligation being equal to such Lender’s Percentage of the Commitment Amount; and (ii) as set forth more fully in Section 1.1(b) below, the Swing Line Lender will make Swing Line Loans to the Borrowers. Revolving Loans, including Swing Line Loans, shall bear interest and be payable in accordance with the terms and provisions of the Notes;

(b) Subject to the terms and conditions of this Agreement, the Swing Line Lender shall make swing line loans (each, a “Swing Line Loan” and collectively, the “Swing Line Loans”) to the Borrowers from time to time during the Swing Line Commitment Period, in the aggregate principal amount at any one time outstanding not to exceed the Swing Line Commitment Amount; provided, however, that at no time may the aggregate outstanding principal amount of the Swing Line Loans, plus the aggregate outstanding principal amount of Revolving Loans (including the Dollar Equivalent Amount of the aggregate face amount of all Letters of Credit outstanding) exceed the lesser of the Revolving Facility Commitment Amount and the Asset Coverage Limit. During the Swing Line Commitment Period, the Borrowers may use the Swing Line Commitment by borrowing, repaying Swing Line Loans in whole or in part, and reborrowing, all in accordance with the terms of this Agreement. At the request of the Swing Line Lender, and on and as of each Wednesday throughout the Loan term if, as of such Wednesday, Swing Line Outstandings shall exceed Five Million and No/100 Dollars ($5,000,000.00), in the aggregate, the Administrative Agent may, at any time, on behalf of the Borrowers (which hereby irrevocably direct the Administrative Agent to act on their behalf) request each Lender having a Percentage of the Revolving Facility, including the Swing Line Lender, to make, and each such Lender, including the Swing Line Lender, shall make an advance under the Revolving Facility, in an amount equal to such Lender’s Percentage of the Revolving Facility Commitment Amount, of the amount of the Swing Line Outstandings as of the date such request is made. In such event, each such Lender shall make the requested proceeds available to the Administrative Agent for the account of the Swing Line Lender in accordance with the funding provisions set forth in this Agreement. The proceeds of Revolving Loans advanced pursuant to this Section 1.1(b) shall be immediately applied to repay the Swing Line Outstandings.

1.2. Use of Proceeds. The Loans shall be used by the Borrowers only for the following purposes: (i) to refinance certain existing indebtedness of the Borrowers; (ii) to finance any Permitted Merger or Acquisition; and (iii) to finance working capital requirements and general corporate needs. Each Borrower agrees that it will not use or permit the Loan proceeds to be used for any other purpose without the prior written consent of the Administrative Agent.

1.3. Maximum Advances. Notwithstanding any term or provision of this Agreement or any other Loan Document to the contrary, it is understood and agreed that in no event whatsoever shall the Lenders be obligated to advance any amount or issue any Letters of Credit pursuant hereto if such advance or the issuance of such Letter of Credit would cause the aggregate amount of outstanding Loans (including Swing Line Outstandings), plus the Dollar Equivalent Amount of the aggregate face amount of all outstanding Letters of Credit, to exceed the following amounts:

(a) as to the Revolving Facility, the lesser of the Revolving Facility Commitment Amount and the Asset Coverage Limit;

(b) as to the Swing Line Facility, the lesser of the Swing Line Facility Commitment Amount and the Asset Coverage Limit.

If at any time (a) the outstanding principal balance of the Revolving Facility (including the maximum Dollar Equivalent Amount of the aggregate face amount of all outstanding Letters of Credit, plus Swing Line Outstandings) shall exceed the lesser of the Revolving Facility Commitment Amount and the Asset Coverage Limit, or (b) the aggregate amount of all Swing Line Outstandings shall exceed the lesser of the Swing Line Facility Commitment Amount and the Asset Coverage Limit (such excess, in either of the foregoing circumstances, being referred to herein as an “Asset Coverage Deficiency”), the Borrowers shall immediately make a principal payment in the amount of the Asset Coverage Deficiency.

1.4. Advances.

(a) Agreement to Advance and Readvance; Procedure. So long as no Event of Default shall have occurred and be continuing, and no act, event or condition shall have occurred and be continuing which with notice or the lapse of time, or both, shall constitute an Event of Default, and subject to the terms and provisions of this Agreement, the Lenders (and the Swing Line Lender, as the case may be) shall advance and readvance the proceeds of the Revolving Facility and the proceeds of the Swing Line Facility from time to time in accordance with this Agreement. Requests for advances with respect to the Revolving Facility shall be in the form of Exhibit 1 hereto, and requests for advances with respect to the Swing Line Facility shall be in the form of Exhibit 1(a) hereto. Requests for advances may be made via facsimile on any given Business Day if the Borrowers provide the Administrative Agent, in advance, with a written list of the names of the specific officers authorized to request disbursements by facsimile. Upon request by the Administrative Agent, the Borrowers shall confirm in an original writing each facsimile request for advance made by any Borrower. Notwithstanding the foregoing, (a) the Lenders shall have no obligation to make any advance with respect to the Revolving Facility after the Maturity Date; and (b) the Swing Line Lender shall have no obligation to make any advance with respect to the Swing Line Facility after the Swing Line Termination Date.

(b) The Borrowers hereby authorize the Administrative Agent, on any Business Day, to transfer funds from the Collateral Account (if then in effect) or any other designated account of the Borrowers to pay down the Obligations and to make advances available to the Borrowers to cover shortages or overdrafts in the Collateral Account (if then in effect), the Borrowers’ operating account or such other designated account of the Borrowers. All such transfers shall be made pursuant to the Administrative Agent’s standard sweep-to-line account agreements and shall be subject to the availability of Loan proceeds under the Facility (with respect to advances) and the availability of funds in the Collateral Account (if then in effect) or such other designated account of the Borrowers (with respect to paydowns). The Administrative Agent may, in its discretion, make such transfers, but shall have no liability for its failure or refusal to do so.

(c) Interest Rate Election; Certain Advance Procedures and Limits. Amounts advanced in connection with the Loan shall bear interest either on a Base Rate basis or LIBOR basis, as more fully set forth in the Notes and in the exhibits attached to this Agreement, except that the Swing Line Loans shall only be made available to the Borrowers on a Base Rate basis. Advances bearing interest on a Base Rate basis shall be in minimum and incremental amounts of One Hundred Thousand and No/100 Dollars ($100,000.00), and shall be made available on a same-day basis, if requested by 12:00 Noon Washington, D.C. time on a Business Day. Advances bearing interest on a LIBOR basis shall also be in minimum and incremental amounts of One Hundred Thousand and No/100 Dollars

($100,000.00), and shall be made available not less than two (2) Business Days nor more than five (5) Business Days after request therefor. The Borrowers’ right to request LIBOR based interest, as well as certain additional terms, conditions and requirements relating thereto, are set forth in the Notes and in the exhibits attached to this Agreement, and each Borrower expressly acknowledges and consents to such additional terms and provisions. In no event whatsoever shall there be more than six (6) LIBOR funding segments remaining unpaid and outstanding at any time.

1.5. Additional Mandatory Payments. In addition to all other sums payable by the Borrowers pursuant to any of the Notes, this Agreement or any other Loan Document, the Borrowers shall also make mandatory payments on the Notes (applied first to Swing Line Outstandings (if any), and then to amounts outstanding under the Revolving Facility, as provided herein below), upon the occurrence of any Excess Cash Event. Notwithstanding the foregoing, no mandatory payment shall be due and payable unless the Net Cash arising from any Excess Cash Event occurring in any fiscal year, when aggregated with all other Excess Cash Events occurring during fiscal year, exceeds the Annual Excess Cash Limitation, in which event the amount of such mandatory payment shall be equal to the amount by which the Net Cash arising from such Excess Cash Event exceeds the Annual Excess Cash Limitation; it being understood and agreed, however, that no mandatory payments shall be required to reduce any present or future principal amount(s) subject to one or more interest rate swap agreements entered into in accordance with this Agreement.

1.6. Field Audits. The Administrative Agent shall have the right at any time and in its sole discretion to conduct field audits with respect to the Collateral and each Borrower’s accounts receivable, inventory, business and operations. All field audits shall be at the cost and expense of the Borrowers; it being understood and agreed that, in the absence of an Event of Default, the Borrowers’ maximum liability for field audit costs and expenses shall be limited to the costs and expenses of only one (1) field audit conducted during any twenty-four (24) month period (unless the Administrative Agent shall conduct a field audit pursuant to Section 1.10 of this Agreement in connection with the joinder of a new “Borrower” hereunder which has Receivables of the Dollar Equivalent Amount of Ten Million and No/100 Dollars ($10,000,000.00) or more as of the effective date of its acquisition by a Borrower or joinder to this Agreement (whichever is earlier), in which event the Borrowers shall be liable for the costs and expenses of such field audit as well). Any and all field audits conducted following an Event of Default shall be at the Borrowers’ cost and expense, with the foregoing limitation on maximum costs and expense being inapplicable.

1.7. Certain Fees. In addition to principal, interest and other sums payable under the Notes, the Borrowers shall pay the following fees:

(a) Upfront Fees. Simultaneously with the execution of this Agreement, the Borrowers shall pay to the Administrative Agent, for the benefit of all Lenders pro-rata based on each Lender’s Percentage, a Loan upfront fee (the “Upfront Fee”) in an aggregate amount equal to one-quarter percent (.25%) of the Revolving Facility Commitment Amount as of the Restatement Date. Additionally, the Borrowers shall pay to the Administrative Agent for the account of each Incremental Revolving Facility Lender, an upfront fee (an “Incremental Revolving Facility Upfront Fee”) for the Incremental Revolving Facility Commitment made by such Incremental Revolving Facility Lender pursuant to this Agreement in an amount equal to one-quarter percent (.25%) of the Incremental Revolving Facility Commitment Amount of such Incremental Revolving Facility Lender. The Incremental Revolving Facility Upfront Fee shall be due and payable in full on the effective date of such Incremental Revolving Facility Commitment.

(b) Commitment Fee. So long as any amounts remain outstanding in connection with the Facility, or the Lenders have any obligation to make any advance in connection therewith, the Borrowers agree to pay to the Administrative Agent for the benefit of all Lenders pro-rata based on each Lender’s Percentage, the Revolving Facility Commitment Fee, calculated on the difference between (i) the Revolving Facility Commitment Amount, and (ii) the sum of the average daily outstanding principal balance of the Revolving Facility and the Swing Line Facility during the applicable quarter, plus the Dollar Equivalent Amount of the aggregate face amount of all Letters of Credit at any time outstanding during the applicable quarter. The Revolving Facility Commitment Fee shall be calculated on the basis of the actual number of days elapsed and a three hundred sixty (360) day year, shall be due for any quarter during which the Lenders have any obligation in connection with the Facility, and shall be payable in arrears, commencing on March 31, 2004 and continuing on the last Business Day of every third (3rd) calendar month thereafter for so long as this Agreement remains in effect.

(c) Administrative Agent Fees. The Borrowers shall pay to the Administrative Agent, for its own account, (i) a loan administration fee (the “Administration Fee”), and (ii) a loan arrangement fee (the “Arrangement Fee”), as more fully described in the Arrangement Fee Letter Agreement. The Administration Fee shall be due and payable, in advance, as follows: (y) Fifty Thousand and No/100 Dollars ($50,000.00) on the Restatement Date; and (z) Seventy-five Thousand and No/100 Dollars ($75,000.00) on each anniversary of the Restatement Date. The Arrangement Fee shall be due and payable as and when specified in the Arrangement Fee Letter Agreement.

(d) Letter of Credit Fees. The Borrowers shall pay any and all Letter of Credit fees as and when such fees become due and payable pursuant to this Agreement.

(e) Out-of-Pocket Fees and Expenses. The Borrowers shall be liable for and shall timely pay all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses of counsel for the Administrative Agent, and of other special and local counsel and other experts, if any, engaged by the Administrative Agent) from time to time incurred by the Administrative Agent in connection with the administration and/or preservation of rights in and enforcement of this Agreement, the other Loan Documents and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Borrowers shall be liable for all reasonable out-of-pocket costs and expenses associated with any and all amendments, waivers and/or consents relating to any of the Facilities.

1.8. Increases to the Revolving Facility Commitment Amount.

(a) The Borrowers may, by written notice to the Administrative Agent from time to time after the Restatement Date, request Incremental Revolving Facility Commitments in an amount not to exceed the Uncommitted Incremental Revolving Facility Commitment Amount from one or more Incremental Revolving Facility Lenders, which may include any existing Lender; provided that each Incremental Revolving Facility Lender, if not already a Lender hereunder, shall be subject to the approval of the Administrative Agent (which approval shall not be unreasonably withheld). Each such notice shall set forth (i) the amount of the Incremental Revolving Facility Commitments being requested (which shall be in minimum increments of One Million and No/100 Dollars ($1,000,000.00) and a minimum amount of Five Million and No/100 Dollars ($5,000,000.00), or equal to the Uncommitted Incremental Revolving Facility Commitment Amount) and (ii) the date on which such Incremental Revolving Facility Commitments are requested to become effective (which shall not be less than ten (10) Business Days nor more than sixty (60) days after the date of such notice). Any Revolving Loan made or to be made pursuant to an Incremental Revolving Facility Commitment shall (A) constitute a Revolving Loan made pursuant to this Agreement, (B) be deemed advanced under the Revolving Facility, (C) bear interest and be repaid in accordance with the terms and provisions of this Agreement applicable to advances made under the Revolving Facility, without preference or priority, (D) be secured by the

Collateral on a pari passu basis, and (E) be subject to all other terms and provisions of this Agreement applicable to Revolving Loans and advances thereof.

(b) The Borrowers and each Incremental Revolving Facility Lender shall execute and deliver to the Administrative Agent an Incremental Revolving Facility Assumption Agreement and such other documentation as the Administrative Agent shall reasonably specify to evidence the Incremental Revolving Facility Commitment of such Incremental Revolving Facility Lender. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Incremental Revolving Facility Assumption Agreement. Each of the parties hereto hereby agrees that, upon the effectiveness of any Incremental Revolving Facility Assumption Agreement, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Revolving Facility Commitment evidenced thereby.

(c) Each of the parties hereto hereby agrees that the Administrative Agent may take any and all actions as may be reasonably necessary to ensure that, after giving effect to any Incremental Revolving Facility Commitment pursuant to this Section 1.8, the outstanding Revolving Loans (if any) are held by the Lenders in accordance with their new pro rata Percentages. This may be accomplished at the discretion of the Administrative Agent (i) by requiring the outstanding Revolving Loans to be prepaid with the proceeds to a new Revolving Facility borrowing, (ii) by causing the existing Lenders to assign portions of their outstanding Revolving Loans to Incremental Revolving Facility Lenders, (iii) by permitting the Revolving Facility borrowings outstanding at the time of any increase in the Revolving Facility Commitment Amount pursuant to this Section 1.8 to remain outstanding until the last days of the respective Interest Periods therefor, even though the Lenders would hold such Revolving Facility borrowings other than in accordance with their new pro rata Percentages, or (iv) by any combination of the foregoing. Any prepayment or assignment described in this subparagraph (c) shall be subject to indemnification by the Borrowers pursuant to this Agreement, but otherwise without premium or penalty.

(d) Notwithstanding the foregoing, no Incremental Revolving Facility Commitment shall become effective, unless on the date of such effectiveness, (i) no Event of Default shall have occurred and be continuing, and no act, event or condition shall have occurred or exist which with notice of the lapse of time, or both, would constitute an Event of Default, and (ii) the Administrative Agent shall have received (A) a certificate dated such date and executed by the Chief Financial Officer or other duly authorized officer of the Borrowers, certifying that all of the representations and warranties set forth in Article 5 of this Agreement and in each of the other Loan Documents are true and correct in all material respects on and as of the date of the certificate with the same effect as though made on and as of such date (except to the extent that a representation and warranty relates to an earlier date); (B) a duly executed Note, in form and substance acceptable to the Administrative Agent, which shall evidence the Revolving Loans to be made pursuant to the Incremental Revolving Facility Commitment; (C) UCC, judgment and tax lien search results for the Borrowers, confirming that no intervening lien, claim or encumbrance (other than Permitted Liens) on any Collateral exists that would affect the legality, validity or priority of the liens in favor of the Administrative Agent for the ratable benefit of the Lenders with respect to such Collateral; (D) the applicable Incremental Revolving Facility Assumption Agreement, duly executed by the parties thereto, together with such other documents, instruments and/or agreements reasonably requested by the Administrative Agent; and (E) the applicable Incremental Revolving Facility Upfront Fee payable by the Borrowers to and for the account of the Incremental Revolving Facility Lender.

1.9. Appointment of the Parent Company. Each Borrower acknowledges that (i) the Lenders have agreed to extend credit to each of the Borrowers on an integrated basis for the purposes herein set forth; (ii) it is receiving direct and/or indirect benefits from each such extension of credit; and

(iii) the obligations of the “Borrower” or “Borrowers” under this Agreement are the joint and several obligations of each Borrower. To facilitate the administration of the Loan, each Borrower hereby irrevocably appoints the Parent Company as its true and lawful agent and attorney-in-fact with full power and authority to execute, deliver and acknowledge on such Borrower’s behalf, each Request for Advance and Certification, Quarterly Covenant Compliance Certificate and all other Loan Documents or other materials provided or to be provided to any of the Agents or Lenders pursuant to this Agreement or in connection with the Loan. This power-of-attorney is coupled with an interest and cannot be revoked, modified or amended without the prior written consent of the Administrative Agent. On the Restatement Date, and from time to time promptly following the request of the Administrative Agent, each Borrower shall execute, acknowledge and deliver to the Administrative Agent a form Power of Attorney confirming and restating the power-of-attorney granted herein.

1.10. Joinder of New Subsidiaries and Affiliates. Any present or future subsidiary of any Borrower in which such Borrower now or hereafter owns, directly or indirectly, an ownership interest of greater than fifty percent (50%) shall, unless waived in writing by the Administrative Agent, execute and deliver to the Administrative Agent (a) a Joinder Agreement in the form attached hereto as Exhibit 6 (a “Joinder Agreement”), pursuant to which such subsidiary or Affiliate shall (i) join in and become a party to this Agreement and the other Loan Documents; (ii) agree to comply with and be bound by the terms and conditions of this Agreement and all of the other Loan Documents; and (iii) become a “Borrower” and thereafter be jointly and severally liable for the performance of all the past, present and future obligations and liabilities of the Borrowers set forth herein and/or in any of the other Loan Documents; and (b) such other documents, instruments and agreements as may be reasonably required by the Administrative Agent in connection therewith (including, without limitation, an opinion of counsel), in form and substance acceptable to the Administrative Agent in all respects. Unless the Administrative Agent elects not to do so, the Administrative Agent shall perform a field audit of the accounts receivable, inventory, business and operations of any present or future subsidiary or Affiliate proposed to be joined as a “Borrower” hereunder, the cost and expense of which shall be paid pursuant to Section 1.6.

ARTICLE 2

LETTERS OF CREDIT

2.1. Issuance. The Borrowers and Lenders acknowledge that from time to time the Borrowers may request that Citizens Bank issue or amend Letter(s) of Credit. Subject to the terms and conditions of this Agreement, and any other reasonable requirements for letters of credit normally and customarily imposed by Citizens Bank, Citizens Bank agrees to issue such requested letters of credit, provided that no Event of Default has occurred and is continuing, and no act, event or condition has occurred or exists which with notice or the passage of time, or both, would constitute an Event of Default. If any such Letter(s) of Credit are issued by Citizens Bank, each of the Lenders shall purchase from Citizens Bank a risk participation with respect to such Letter(s) of Credit in an amount equal to such Lender’s Percentage of the Revolving Facility Commitment Amount. Citizens Bank shall have no obligation to issue or renew any Letter of Credit which has an expiration date beyond the Maturity Date, unless the Borrowers shall have deposited with the Administrative Agent, concurrent with the issuance or renewal of any such Letter of Credit, cash security therefor in an amount equal to the Dollar Equivalent Amount of the face amount of the Letter of Credit. Any request for a Letter of Credit shall be made by a Borrower submitting to the Administrative Agent an Application and Agreement for Letter of Credit or Amendment to Letter of Credit (each being herein referred to as a “Letter of Credit Application”) on Citizens Bank’s standard form, at least three (3) Business Days prior to the date on which the issuance or amendment of the Letter of Credit shall be required, which Letter of Credit Application shall be executed by an authorized officer of a Borrower, and be accompanied by such other supporting documentation and information as the Administrative Agent may from time to time reasonably request. Each Letter of Credit

Application shall be deemed to govern the terms of issuance of the subject Letter of Credit, except to the extent inconsistent with the terms of this Agreement. It is understood and agreed that Letters of Credit shall not be issued for durations of longer than one (1) year. Any outstanding Letter of Credit may be renewed from time to time; provided that (i) at least sixty (60) days’ prior written notice thereof shall have been given by the Borrower to the Administrative Agent; (ii) no default or Event of Default exists under the terms and provisions of the particular Letter of Credit or this Agreement; and (iii) if the renewal period would expire after the Maturity Date, the Borrower shall have deposited with the Administrative Agent, concurrent with the renewal of any such Letter of Credit, cash security therefor in an amount equal to the Dollar Equivalent Amount of the face amount of such Letter of Credit. Letters of Credit may be issued in U.S. Dollars or any Foreign Currency.

2.2. Amounts Advanced Pursuant to Letters of Credit. Upon the issuance of any Letter(s) of Credit (i) any amounts drawn pursuant thereto shall be deemed advanced ratably under the Revolver Notes, shall bear interest and be payable in accordance with the terms of the Revolver Notes and shall be secured by the Collateral (in the same manner as all other sums advanced under the Revolver Notes); and (ii) each Lender shall purchase from Citizens Bank such risk participations in the Letter(s) of Credit as shall be necessary to cause each Lender to share the funding obligations with respect thereto ratably in accordance with its particular Percentage. It is expressly understood and agreed that all obligations and liabilities of the Borrowers to Citizens Bank in connection with any such Letter(s) of Credit shall be deemed to be “Obligations,” and the Administrative Agent shall not be required to release its security interest in the Collateral until (i) all Notes and all other sums due to the Lenders in connection with the Loan have been paid and satisfied in full, (ii) all Letters of Credit have been canceled or expired, and (iii) no Lender has any further obligation or responsibility to make additional Loan advances or issue additional Letters of Credit. Furthermore, in no event whatsoever shall Citizens Bank have any obligation to issue any Letter of Credit which would cause the aggregate face amount of all then outstanding Letters of Credit issued for the benefit of any or all Borrowers to exceed the Dollar Equivalent Amount of Fifteen Million and No/100 Dollars ($15,000,000.00), in the aggregate, at any time.

2.3. Letter of Credit Fees. The Borrowers shall be jointly and severally liable for the payment of: (i) to the Lenders ratably, a Letter of Credit Fee, calculated on the average daily undrawn amount of each Letter of Credit issued or amended pursuant to this Agreement, and on the basis of the actual number of days elapsed and a three hundred sixty (360) day year; and (ii) to the Administrative Agent, customary issuance and administrative charges (the “Letter of Credit Administration Fees”). The Letter of Credit Fee shall be due and payable quarterly, in advance, on the date the Letter of Credit is issued or amended for the then current calendar quarter, and on the last day of each and every calendar quarter thereafter for each succeeding calendar quarter during which such Letter of Credit shall remain issued or outstanding. Letter of Credit Administration Fees shall be due and payable simultaneously with the Administrative Agent’s issuance or amendment of the particular Letter of Credit.

ARTICLE 3

SECURITY

3.1. Security Generally. As collateral security for the Loan and all other Obligations, the Borrowers hereby grant and convey to the Administrative Agent, for the benefit of all of the Lenders ratably, a security interest in all of the following (collectively, the “Collateral”):

Receivables. All of each Borrower’s present and future Accounts, contracts, contract rights, Chattel Paper, General Intangibles, notes, drafts, acceptances, chattel mortgages, conditional sale contracts, bailment leases, security agreements and other forms of obligations now or hereafter arising out of or acquired in the course of or in connection with any business each Borrower conducts, together with all liens, guaranties, securities, rights, remedies and privileges pertaining to any of the foregoing, whether now existing or hereafter created or arising, and all rights with respect to returned and repossessed items of inventory;

Inventory. All of each Borrower’s Inventory and Goods now or hereafter owned by each Borrower, whenever acquired and wherever located, and whether held for sale or lease or furnished or to be furnished under contracts of service, and all raw materials, work in process and materials now or hereafter owned by each Borrower, wherever located, and used or consumed in its business, including all returned and repossessed items; and all other property now or hereafter constituting Inventory;

Other Collateral. All of each Borrower’s Deposit Accounts, Documents, Instruments, Investment Property, Letter of Credit Rights and Supporting Obligations, whether any of the foregoing shall be now owned or hereafter acquired by such Borrower, together with all of each Borrower’s present and future furniture, fixtures, Equipment, machinery, supplies and other assets (other than stock, as below provided) and personal property of every type or nature whatsoever, including without limitation, all of each Borrower’s present and future inventions, designs, patents, patent applications, trademarks, trademark applications, trade names, trade secrets, goodwill, registrations, copyrights, licenses, franchises, customer lists, tax refunds, tax refund claims, rights of claims against carriers and shippers, leases and rights to indemnification;

Stock. All of each Borrower’s right, title and interest in and to the issued and outstanding capital stock standing in such Borrower’s name on the books of any entity (including, without limitation, ManTech Europe, Ltd., a private company registered in England under No. 2497488 formerly known as Spurland Limited (“ManTech Europe”) and each of the other Borrowers listed on Schedule 4.3 hereto), in each case, whether common and/or preferred, and whether now or hereafter issued or outstanding and whether now or hereafter acquired by the Borrowers, together with all voting or other rights appurtenant thereto, including, without limitation, the right to receive all dividends and/or distributions, and all proceeds thereof, pursuant to the terms and conditions of the Stock Security Agreements;

Leases. All of each Borrower’s present and future right, title and interest in and to any and all leases, occupancy agreements, subleases, contracts, licenses, agreements and other understandings of or relating to the use, enjoyment and occupancy of real property or any improvements thereon.

Records. All of each Borrower’s records, documents and files, in whatever form, pertaining to the Collateral; and

Proceeds, Etc. Any and all Proceeds, whether cash or non-cash proceeds, and all increases, substitutions, replacements and/or additions to any or all of the foregoing.

Notwithstanding the foregoing, the above described conveyance shall not be deemed to include the conveyance of (A) any Government Contract or other contractual agreement, which by its terms or applicable law may not be conveyed; it being understood, however, that in any such situation(s), the Administrative Agent’s security interest shall include (i) the entirety of each Borrower’s right, title and interest in and to all Receivables and all other Proceeds directly or indirectly arising from such Government Contract or other contractual agreement, and (ii) all other rights and interests which any Borrower may lawfully convey to the Administrative Agent; (B) any stock of a foreign corporation in excess of sixty-six percent (66%) of all of the issued and outstanding stock of such foreign corporation, or any other stock or equity interests owned by any Borrower (other than the stock specifically referenced in this Section above and other stock from time to time pledged as collateral for the Loan); (C) motor vehicles titled in the name of any Borrower; and (D) interests in real property owned by any Borrower.

3.2. No Preference or Priority. It is expressly understood and agreed that each of the Notes shall be secured without preference or priority; it being the intention of the parties that the Notes shall be co-equal and coordinate in right of payment of principal, interest, late charges and other sums due thereunder.

3.3. Release of Security Interest. At such time as (i) the Notes and all other Obligations due to the Administrative Agent and Lenders pursuant to this Agreement and all of the other Loan Documents and/or in connection with the Facility have been paid and satisfied in full (with no possibility of revocation or recission), (ii) all Letters of Credit and Hedging Obligations have been cancelled, terminated, expired or cash collateralized to the Administrative Agent’s satisfaction, and (iii) neither the Administrative Agent nor any Lender has any further obligation or responsibility hereunder to make additional Loan advances or issue additional Letters of Credit, the Administrative Agent and the Lenders shall, promptly following the Borrowers’ written request, and at no cost or expense to the Administrative Agent or any Lender, execute or deliver such documentation as the Borrowers may reasonably request to release the Collateral from the liens and security interests granted in favor of the Administrative Agent (for the ratable benefit of the Lenders). Notwithstanding the foregoing, so long as no Event of Default shall have occurred and be continuing, the Administrative Agent shall, at the Borrowers’ sole cost and expense, execute or deliver such documentation as may be necessary to release its lien on and security interest in and to any and/or all of the assets owned by any Borrower listed on Schedule 7.1(c) hereto promptly following the Borrowers’ written request made in connection with the discontinuance, sale or winding up of the business affairs of such Borrower.

ARTICLE 4

CONDITIONS TO THE AGENTS’ AND LENDERS’ OBLIGATIONS

The initial performance of the Lenders’ obligations under this Agreement shall be subject to the following conditions:

4.1. Compliance with Law and Agreements; Third Party Consents. The Agents, the Lenders and their respective counsel shall be reasonably satisfied that (a) the Loan shall be in full compliance with all legal requirements, (b) all regulatory and third party consents and approvals required to be obtained have been obtained, and (c) the Borrowers shall have performed all agreements theretofore to be performed by the Borrowers.

4.2. Financial Condition. There shall have been no material adverse change in the financial condition of the Borrowers, in the aggregate, between the date of the most recent financial statement(s) delivered to the Lenders and the Restatement Date.

4.3. Opinion of Counsel. The Administrative Agent shall have received an opinion of Borrowers’ counsel with respect to each of the Borrowers (other than the Borrowers listed on Schedule 4.3 hereto), in form and substance satisfactory to the Administrative Agent and its counsel, issued by a law firm reasonably acceptable to the Administrative Agent.

4.4. No Default. There shall exist no Event of Default, and no act, event or condition shall have occurred or exist which with notice or the lapse of time, or both, would constitute an Event of Default.

4.5. Documentation. The Administrative Agent shall have received an initial Quarterly Covenant Compliance Certificate and such certificates of good standing, corporate resolutions, government contract assignments, UCC financing statements, opinions, certifications, schedules to be attached to this Agreement and such other documents, instruments and agreements as may be reasonably required by the Lenders or the Administrative Agent (including, without limitation, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act), in such form and content and from such parties, as the Administrative Agent or the Lenders shall require. All documentation relating to the Loan and all related transactions must be satisfactory in all respects to the Lenders, and their counsel.

4.6. Closing Costs, Fees and Expenses. The Borrowers shall have paid all fees payable to the Administrative Agent and/or the Lenders, plus all closing costs and expenses incurred by the Administrative Agent in connection with the Restatement, including, without limitation, all recording costs and reasonable attorneys’ fees.

4.7. Restatement Matters. On or before the Restatement Date:

(a) The Administrative Agent shall have received (i) a certificate, dated the Restatement Date and signed by Chief Financial Officer or other duly authorized officer of the Borrowers, certifying (A) that except as set forth on any schedule attached thereto, the certificate or articles of incorporation of each Borrower previously delivered to the Administrative Agent and its counsel in connection with the Existing Loan Agreement have not been amended since the date of the last amendment thereto shown on the certificate of good standing so furnished, (B) that except as set forth on any schedule attached thereto, the by-laws of each Borrower as in effect and delivered in connection with the Existing Loan Agreement have not been amended, (C) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors or other equivalent body of each Borrower, authorizing the execution, delivery and performance of this Agreement, the Notes and the other Loan Documents by such Borrower, the undertaking by such Borrower of the Obligations, and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the Restatement Date, and (D) as to the incumbency and specimen signature of each officer executing this Agreement, the Notes, or any other Loan Document or any other document delivered in connection therewith on behalf of such Borrower; (ii) a certificate of another officer as to the incumbency and specimen signature of the Chief Financial Officer or other duly authorized officer executing the certificate pursuant to clause (i) above;

(b) This Agreement, the Notes and all other Loan Documents required to be executed and delivered by the Administrative Agent, any Lender and/or any Borrower shall have been executed and delivered to the Administrative Agent and its counsel in form and substance acceptable to the Administrative Agent, the Lenders and their respective counsel, all such documents shall be in full force and effect, and each such document (including each UCC financing statement) required by law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create or continue in favor of the Administrative Agent for the benefit of the Lenders a valid, legal and perfected first-priority (except to the extent otherwise provided therein) security interest in and lien on the Collateral (subject to any Permitted Lien) described therein shall have been prepared and delivered to the Administrative Agent and its counsel;

(c) All legal matters incident to this Agreement and the Restatement shall be reasonably satisfactory to the Lenders, the Administrative Agent and their respective counsel; and

(d) After giving effect to the Restatement, all representations and warranties of the Borrowers set forth in this Agreement and the other Loan Documents shall be true, accurate and complete in all material respects, and not misleading in any respect.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

To induce the Lenders and Agents to enter into this Agreement, each Borrower jointly and severally represents, warrants, covenants and agrees as follows:

5.1. Corporate Existence and Qualification. Each Borrower is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation referenced in this Agreement (or any Joinder Agreement, as the case may be), with all corporate power and authority and all necessary licenses and permits to own, operate and lease its properties and carry on its business as now being conducted, and as it may in the future be conducted. Each Borrower has only one (1) jurisdiction of incorporation. Each Borrower is duly qualified and authorized to do business and is in good standing in each jurisdiction in which the nature of its activities or the character of its properties makes qualification necessary.

5.2. Corporate Authority; Noncontravention. The Parent Company has been duly appointed by each other Borrower as its attorney-in-fact to execute and deliver this Agreement and all other Loan Documents, legally bind such Borrower to the terms and provisions of this Agreement, the other Loan Documents and the Obligations, and otherwise perform, from time to time, such obligations of the Borrowers set forth in and/or contemplated by this Agreement, in each case for and on behalf of such Borrower as if such Borrower had duly executed and delivered this Agreement and the other Loan Documents on its own behalf. The execution and delivery of this Agreement, the Notes and the other Loan Documents by each Borrower (or by the Parent Company on its own behalf and as attorney-in-fact for and on behalf of each Borrower), and the performance of the obligations of each Borrower set forth in this Agreement, the Notes and the other Loan Documents (i) have been duly authorized by all necessary corporate and/or stockholder action of the Parent Company and each of the other Borrowers; (ii) do not require the consent of any governmental body, agency or authority; (iii) will not violate or result in (and with notice or the lapse of time will not violate or result in) the breach of any provision of any Borrower’s Articles/Certificate of Incorporation or By-laws, any material indenture, instrument, agreement or other undertaking to which any Borrower is a party or by which any Borrower is bound, or any order or regulation of any governmental authority or arbitration board or tribunal; and (iv) except as permitted by the terms and provisions of this Agreement, will not result in the creation of a lien, charge or encumbrance of any nature upon any of the properties or assets of any Borrower. When the Loan Documents are executed and delivered, they will constitute legal, valid and binding obligations of each Borrower, enforceable against each Borrower in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the rights of creditors generally.

5.3. Financial Position. The SEC filings of the Parent Company (with respect to itself and each of the Borrowers) present fairly the financial condition of the Borrowers as of the date thereof and the results of the Borrowers’ operations for the periods indicated therein, were prepared in accordance with consistently applied accounting principles generally accepted in the United States of America, are true and accurate in all material respects, and are not misleading in any material respect. All material liabilities, fixed or contingent, are fully shown or provided for on the referenced financial statements or the notes thereto as of the dates thereof. There has been no material adverse change in the business, properties or condition (financial or otherwise) of the Borrowers, taken as a whole, since the date of the most recent SEC filing of the Parent Company.

5.4. Payment of Taxes. Each Borrower has filed all tax returns and reports required to be filed by it with the United States Government and/or with all state and local governments, and has paid in full or made adequate provision on its books for the payment of all taxes, interest, penalties, assessments or deficiencies shown to be due or claimed to be due on or in respect of such tax returns and reports, except to the extent that the validity or amount thereof is being contested in good faith by appropriate proceedings and the non-payment thereof pending such contest will not result in the execution of any tax lien or otherwise jeopardize the Administrative Agent’s or the Lenders’ interests in any part of the Collateral.

5.5. Accuracy of Submitted Information; Omissions. As of the date furnished, all documents, certificates, information, materials and financial statements furnished or to be furnished to any Lender or the Administrative Agent pursuant to this Agreement or otherwise in connection with the Loan (i) are true and correct in all material respects; (ii) do not contain any untrue statement of a material fact; and (iii) do not omit any material fact necessary to make the statements contained therein or herein not misleading. No Borrower is aware of any fact which has not been disclosed to the Administrative Agent in writing which materially adversely affects, or so far as any Borrower can now reasonably foresee, could reasonably be expected to have a material adverse effect on, (a) the properties, business, profit or condition (financial or otherwise) of the Borrowers, taken as a whole, (b) the ability of any Borrower to perform its obligations set forth in this Agreement or in any other Loan Documents, or (c) any right or remedy available to the Administrative Agent and/or the Lenders pursuant to this Agreement or any other Loan Document.

5.6. Government Contracts. No notice of suspension, debarment or termination for default has been issued by the Government to any Borrower; no Borrower is a party to any pending suspension, debarment or termination for default; and no Borrower is the target of any Government action or proceeding in connection with any Government Contract, involving allegations of fraud, dishonesty, malfeasance, misappropriation of funds or any other criminal activity. No Borrower is the subject of any cure notice or show cause notice which could reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of the Borrowers, taken as a whole.

5.7. No Defaults or Liabilities. No Borrower is in default in any material respect in the performance of any obligation, covenant or condition contained in any material agreement to which it is a party. Additionally, except for the matters disclosed on Schedule 5.9 hereto, there is no litigation, legal or administrative proceeding or investigation pending against any Borrower, and no litigation, legal or administrative proceeding or investigation has been threatened in writing against any Borrower, which has not been disclosed to the Administrative Agent and/or the Lenders in writing and which involves amounts in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00) or which could reasonably be expected to prejudice the Administrative Agent’s or any Lender’s rights under any Loan Document in any material respect. As of the Restatement Date, no judgment lien or tax lien has been filed against any Borrower for past due amounts which remain unpaid and outstanding.

5.8. No Violations of Law. No Borrower is in violation of any Applicable Laws in any material respect; no Borrower has failed to obtain any license, permit, franchise or other governmental authorization necessary to the ownership of its properties or to the conduct of its business, and each

Borrower has conducted its business and operations in compliance with all Applicable Laws in all material respects.

5.9. Litigation and Proceedings. Except for the matters set forth on Schedule 5.9 attached hereto, no action, suit or proceeding against or affecting any or all Borrowers is presently pending, or to the knowledge of any Borrower, threatened, in any court, before any governmental agency or department, or before any arbitration board or tribunal, which involves the possibility of any judgment or liability (which is not fully covered by insurance or appropriate reserves) in excess of the Dollar Equivalent Amount of (a) One Million and No/100 Dollars ($1,000,000.00), in the aggregate, with respect to any Borrower, or (b) Ten Million and No/100 Dollars ($10,000,000.00), when aggregated with all other judgments then pending against any or all of the Borrowers. No Borrower is in default with respect to any order, writ, injunction or decree of any court, governmental authority or arbitration board or tribunal.

5.10. Security Interest in the Collateral. Each Borrower is the sole legal and beneficial owner of the Collateral owned or purported to be owned by it, free and clear of all liens, claims and encumbrances of any nature, except for the Permitted Liens and other liens expressly permitted by the terms and provisions of this Agreement and the other Loan Documents.

5.11. Principal Place of Business; Location of Books and Records. Each Borrower maintains its principal place of business and the office where it keeps its books and records with respect to Accounts and contracts rights at the locations listed on Schedule 3 hereto. Set forth on Schedule 5.11 hereto is a list of each Borrower’s business locations as of the Restatement Date, and all places where any of the Collateral is located. The locations set forth on Schedule 5.11 hereto denoted with an asterisk reflect all locations where fixed assets of a Borrower are valued in excess of the Dollar Equivalent Amount of Five Hundred Thousand and No/100 Dollars ($500,000.00). Each Borrower agrees to notify the Administrative Agent in writing at least ten (10) days prior to any change in its principal place of business, or any change in the location of the office where it keeps its books and records with respect to Accounts and contract rights, or any change of or addition to the locations where any Collateral is located.

5.12. Fiscal Year. Except as described on Schedule 5.12 hereto, each Borrower’s fiscal year ends on December 31.

5.13. Employee Benefit Plans. Each Borrower is in compliance, in all materials respects, with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code and the regulations and published interpretations thereunder. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events, could reasonably be expected to have a material adverse effect on the properties, business, profits or condition (financial or otherwise) of the Borrowers, taken as a whole. The present value of all benefit liabilities under each Plan (based on those assumptions used to fund such Plan) did not, as of the last annual valuation date applicable thereto, exceed by more than the Dollar Equivalent Amount of Three Million and No/100 Dollars ($3,000,000.00) the fair market value of the assets of such Plan, and the present value of all benefit liabilities of all underfunded Plans (based on those assumptions used to fund each such Plan) did not, as of the last annual valuation dates applicable thereto, exceed by more than the Dollar Equivalent Amount of Three Million and No/100 Dollars ($3,000,000.00) the fair market value of the assets of all such underfunded Plans.

5.14. O.S.H.A. and Environmental Compliance.

(a) Each Borrower has duly complied in all material respects with, and its facilities, business assets, property, leaseholds and equipment are in compliance in all material respects with, the provisions of the Federal Occupational Safety and Health Act (“O.S.H.A.”), the Environmental Protection Act, RCRA and all other environmental laws which non-compliance with could result in a material adverse effect on the business, condition (financial or otherwise) or results of operations of any Borrower; and there have been no citations, notices, notifications or orders of any such non-compliance issued to any Borrower or relating to its business, assets, property, leaseholds or equipment under any such laws, rules or regulations;

(b) each Borrower has been issued all required federal, state and local licenses, certificates and permits necessary or appropriate in the operation of its facilities, businesses, assets, property, leaseholds and equipment, unless the failure to obtain any such license, certificate or permit would not have a material adverse effect on the business condition (financial or otherwise) or results of operations of any Borrower; and

(c) (i) there are no visible signs of releases, spills, discharges, leaks or disposal (collectively referred to herein as “Releases”) of Hazardous Substances at, upon, under or within any Real Property owned, or to the actual knowledge of any Borrower any premises leased, by any Borrower; (ii) there are no underground storage tanks or polychlorinated biphenyls on any Real Property owned, or to the actual knowledge of any Borrower any premises leased, by any Borrower; (iii) no Real Property owned, or to the actual knowledge of any Borrower premises leased, by any Borrower has ever been used by any Borrower (and to the best of each Borrower’s knowledge, any other person) as a treatment, storage or disposal facility for Hazardous Waste; and (iv) no Hazardous Substances are present on any Real Property owned, or to the actual knowledge of any Borrower any premises leased, by any Borrower, except for such quantities of Hazardous Substances as are handled in all material respects in accordance with all applicable manufacturer’s instructions and governmental regulations, and as are necessary or appropriate for the operation of the business of the Borrowers. Each Borrower, for itself and its successors and assigns, hereby covenants and agrees to indemnify, defend and hold harmless the Agents and Lenders from and against any and all liabilities, losses, claims, damages, suits, penalties, costs and expenses of every kind or nature, including, without limitation, reasonable attorneys’ fees arising from or in connection with (i) the presence or alleged presence of any Hazardous Substance or Hazardous Waste on, under or about any property of any Borrower (including, without limitation, any property or premises now or hereafter owned or leased by any Borrower), or which is caused by or results from, directly or indirectly, any act or omission to act by any Borrower; and (ii) any Borrower’s violation of any environmental statute, ordinance, order, rule or regulation of any governmental entity or agency thereof (including, without limitation, any liability arising under CERCLA, RCRA, HMTA or any Applicable Laws).

5.15. Intellectual Property. All patents, patent applications, trademarks, trademark applications, copyrights, copyright applications, tradenames, trade secrets and licenses necessary for the conduct of the business of each Borrower are (i) owned or utilized by such Borrower, (ii) valid and, except with respect to licenses, have been duly registered or filed with all appropriate governmental authorities, and (iii) listed on Schedule 5.15 (a) hereto. Except as disclosed in Schedule 5.15(a) hereto, there is no objection or pending challenge to the validity of any such patent, trademark, copyright, tradename, trade secret or license; no Borrower is aware of any grounds for any such challenge or objection thereto which could reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of the Borrowers, taken as a whole; except as disclosed in Schedule 5.15(b) hereto, no Borrower pays any royalty to anyone in connection with any patent, trademark, copyright, tradename, trade secret or license; and each Borrower has the right to bring legal action for the infringement of any such patent, trademark, copyright, tradename, trade secret or license.

5.16. Existing or Pending Defaults; Material Contracts. All Material Contracts are listed on Schedule 5.16(a) hereto, and all Government Contracts (other than Subcontracts) which constitute Material Contracts and have a remaining term of twelve (12) months or longer are listed on Schedule 5.16(b) hereto. Except as set forth on Schedule 5.9 attached hereto, no Borrower is aware of any pending or threatened litigation, or any other legal or administrative proceeding or investigation pending or threatened, against any Borrower arising from or related to any Material Contract which could reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of the Borrowers on a consolidated basis, or (ii) any lien or security interest of the Administrative Agent or any Lender on, in or to any Collateral.

5.17. Leases and Real Property. As of the Restatement Date, no Borrower owns any real property. All material leases and other agreements under which any Borrower occupies real property are in full force and effect and constitute legal, valid and binding obligations of, and are legally enforceable against, the Borrower party thereto and, to the Borrowers’ best knowledge, are the binding obligations of and legally enforceable against, the other parties thereto. All necessary governmental approvals, if any, have been obtained for each such material lease or agreement, and there have been no threatened cancellations thereof or outstanding material disputes with respect thereto. The landlord for the premises in which the Parent Company’s headquarters is located has subordinated (or expressly assumed terms, covenants and conditions of subordination) for the benefit of the Administrative Agent, on terms and conditions reasonably satisfactory to the Administrative Agent, any landlord’s or lessor’s lien which may now or hereafter exist (whether by statute, contract or otherwise) on any of the Collateral located at such premises.

5.18. Labor Relations. No Borrower is subject to any pending strikes, work stoppages, grievance proceedings, union organization efforts, employee disputes or other labor-related controversies pending, or to any Borrower’s knowledge, threatened or reasonably anticipated which could reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of the Borrowers, taken as a whole. Each Borrower has complied and is in compliance in all material respects with all Applicable Laws relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration, withholding, unemployment compensation, employee privacy and right to know. Except as set forth on Schedule 5.18 hereto, there are no collective bargaining agreements between any Borrower and any of its employees. All material employment agreements between any Borrower and any of its employees and all material professional service agreements not terminable at will relating to the businesses or assets of any Borrower in each case required to be disclosed in writing to the SEC pursuant to Applicable Law have been disclosed in accordance with Applicable Law. The consummation of the transactions contemplated hereby will not cause any Borrower to incur or suffer any liability relating to, or obligation to pay, severance, termination or other similar payments to any person or entity.

5.19. Assignment of Government Contracts. No existing Government Contract of any Borrower (and no present or future interest of any Borrower, in whole or in part, in, to or under any such Government Contract) is currently assigned, pledged, hypothecated or otherwise transferred to any person or entity (other than in favor of the Administrative Agent for the benefit of the Lenders ratably).

5.20. Contribution Agreement. The Contribution Agreement is in full force and effect, has not been modified, altered or amended in any respect whatsoever (other than to add a new Borrower party thereto from time to time or terminate the obligations set forth therein with respect to any Borrower listed on Schedule 7.1(c) hereto from time to time), and no Borrower is in default thereunder.

5.21. Ownership of the Borrowers. (i) Pedersen owns and holds sufficient voting stock of the Parent Company to elect a majority of the board of directors of the Parent Company (or to otherwise exercise control of the Parent Company); (ii) at least fifty-one percent (51%) of all of the issued and outstanding voting stock of the Parent Company, to the extent owned and held by Pedersen, is not subject to any lien, claim, encumbrance and/or other arrangement that would or could reasonably be expected to affect or dictate Pedersen’s vote thereof; and (iii) all of the issued and outstanding capital stock of each other Borrower is owned by either the Parent Company or another Borrower, except as described on Schedule 5.21 hereto.

5.22. Solvency. Both prior to and after giving effect to the transactions contemplated by the terms and provisions of this Agreement, (i) each Borrower (other than those Borrowers listed on Schedule 5.22 hereto) owned and owns property (including, without limitation, the Borrower’s rights under the Contribution Agreement) whose fair saleable value is greater than the amount required to pay all of such Borrower’s Indebtedness (including contingent debts), (ii) each Borrower was and is able to pay all of its Indebtedness as such Indebtedness matures, and (iii) each Borrower had and has sufficient capital available to carry on its business and transactions and all business and transactions in which it is about to engage.

5.23. Survival of Representations and Warranties. All representations and warranties made herein shall survive the making of the Loan, and shall be deemed remade and redated as of the date of each request for an advance or readvance of any Loan proceeds, unless the Borrower is unable to remake and/or redate any such representation or warranty, discloses the same to the Lenders in writing, and such inability does not constitute or give rise to an Event of Default.

ARTICLE 6

AFFIRMATIVE COVENANTS OF THE BORROWERS

So long as any Obligation remains outstanding or this Agreement remains in effect, each Borrower jointly and severally covenants and agrees with the Agents and Lenders that:

6.1. Payment of Loan Obligations. Each Borrower will duly and punctually pay all sums to be paid to the Lenders and the Agents in accordance with the terms and conditions of the Loan Documents, and will comply with, perform and observe all of the terms thereof.

6.2. Payment of Taxes. Each Borrower will promptly pay and discharge when due all federal, state and other governmental taxes, assessments, fees and charges imposed upon it, or upon any of its properties or assets, except to the extent that the non-payment thereof will not result in the execution of any tax lien or otherwise jeopardize the Administrative Agent’s or the Lenders’ interest in any part of the Collateral.

6.3. Delivery of Financial and Other Statements. The Borrowers shall deliver to the Administrative Agent and the Lenders financial and other statements, each of which shall, unless otherwise expressly provided to the contrary, be prepared in accordance with consistently applied accounting principles generally accepted in the United States of America, as follows:

(a) If the Parent Company is required by law to file quarterly and annual reports on SEC Forms 10-Q and 10-K, respectively, then;

(i) on or before the ninetieth (90th) day following the close of each fiscal year of the Parent Company, the Parent Company (for itself and on behalf of the Borrowers) will submit to the Administrative Agent and the Lenders (A) all documents, instruments, agreements and other information required to comply with the Assignment of Claims Act of 1940, as amended, 31 U.S.C. Section 3727 and 41 U.S.C. Section 15 (the “Government Contract Assignments”) with respect to each Government Contract (other than any Subcontract), which has a remaining value of the Dollar Equivalent Amount of Five Million and No/100 Dollars ($5,000,000.00) or more, and a remaining term of twelve (12) months or longer, (B) management letters, if then issued by a nationally recognized certified public accountant, (C) annual financial projections for the then current year, (D) internally prepared contract/status backlog reports, and (E) a Quarterly Covenant Compliance Certificate, each of which shall be in form reasonably satisfactory to the Administrative Agent and certified by the Borrowers’ Chief Financial Officer or another duly authorized executive officer of the Borrowers; and

(ii) on or before the forty-fifth (45th) day following the close of each of the first three (3) calendar quarters of each fiscal year of the Parent Company, the Parent Company (for itself and on behalf of the Borrowers) will submit to the Administrative Agent and the Lenders (A) internally prepared contract/status backlog reports, and (B) a Quarterly Covenant Compliance Certificate, each of which shall be in form reasonably satisfactory to the Administrative Agent and certified by the Borrowers’ Chief Financial Officer or another duly authorized executive officer of the Borrowers;

(b) If the Parent Company is not required by law to file quarterly and annual results on SEC Forms 10-Q and 10-K, respectively, then:

(i) on or before the one hundred twentieth (120th) day following the close of each fiscal year of the Parent Company, the Parent Company (for itself and on behalf of the Borrowers) will submit to the Administrative Agent and the Lenders (A) annual consolidated financial statements that have been audited by a nationally recognized independent certified public accountant, which shall be accompanied by consolidating schedules and management letters (if issued) and certified by the Borrowers’ Chief Financial Officer or another duly authorized executive officer of the Borrowers, (B) annual financial projections for the then current year, certified by the Borrowers’ Chief Financial Officer or another duly authorized executive officer of the Borrowers, (C) all documents, instruments, agreements and other information required to comply with the Assignment of Claims Act of 1940, as amended, 31 U.S.C. Section 3727 and 41 U.S.C. Section 15 (the “Government Contract Assignments”) with respect to each Government Contract (other than any Subcontract) which has a remaining value of the Dollar Equivalent Amount of Five Million and No/100 Dollars ($5,000,000.00) or more, and a remaining term of twelve (12) months or longer, (D) internally prepared contract/status backlog reports, and (E) a Quarterly Covenant Compliance Certificate for the immediately preceding calendar quarter, each of which shall be in form reasonably satisfactory to the Administrative Agent and certified by the Borrowers’ Chief Financial Officer or another duly authorized executive officer of the Borrowers;

(ii) on or before the forty-fifth (45th) day following the close of each of the first three (3) calendar quarters of each fiscal year of the Parent Company, the Borrowers will submit to the Administrative Agent and the Lenders (A) a consolidated and consolidating balance sheet, income statement and statement of cash flows, reporting the Borrowers’ current financial position and the results of their operations for the quarter then ended and year-to-date, (B) internally prepared statements of cash flow and contract/status backlog reports, (C) an up-to-date version of Schedule 7.1(c) hereto, and (D) a Quarterly Covenant Compliance Certificate, each of which shall be in form reasonably satisfactory to the Administrative Agent and certified by the Borrowers’ Chief Financial Officer or another duly authorized executive officer of the Borrowers;

(c) within five (5) days of issuance, distribution or filing, as applicable, the Borrowers will send to the Administrative Agent and the Lenders, via electronic means, an email containing a copy of any and all public filings, disclosure statements and/or registration statements which any Borrower issues to, distributes to or files with the SEC or any state agency or department regulating securities (or any other person or entity, pursuant to the rules and/or regulations of the Securities and Exchange Commission or any state agency or department regulating securities);

(d) promptly upon the request of the Administrative Agent or any Lender (but in all events within five (5) Business Days of any such request), the Borrowers will provide to the Administrative Agent and the Lenders, all documentation and other information that the Administrative Agent or any Lender reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act; and

(e) promptly upon the request of the Administrative Agent or any Lender, the Borrowers will provide to the Administrative Agent and the Lenders such other information and/or reports relating to each Borrower’s business, operations, properties or prospects as the Administrative Agent or Lenders may from time to time reasonably request.

6.4. Maintenance of Records; Review by the Lenders. Each Borrower will maintain at all times proper books of record and account in accordance with consistently applied accounting principles generally accepted in the United States of America, and, subject to any confidentiality and secrecy requirements imposed by any Government agency, will permit the Lenders’ officers or any of the Lenders’ authorized representatives or accountants to visit and inspect each Borrower’s offices and properties, examine its books of account and other records, and discuss its affairs, finances and accounts with the officers of the Parent Company, all at such reasonable times during normal business hours, and as often as the Lenders may desire.

6.5. Maintenance of Insurance Coverage. Each Borrower will maintain in effect fire and extended coverage insurance, public liability insurance, worker’s compensation insurance and insurance on the Collateral and each of its properties, with responsible insurance companies, in such amounts and against such risks as are customary for similar businesses, required by governmental authorities, if any, having jurisdiction over all or part of its operations, or otherwise reasonably required by the Administrative Agent, and will furnish to the Administrative Agent certificates evidencing such continuing insurance. The Administrative Agent, for the benefit of the Lenders, shall be named as loss payee on all hazard and casualty insurance policies by means of a standard noncontributory mortgagee clause and as an additional insured on all liability insurance policies. All such insurance policies shall also provide for (i) not less than thirty (30) days written notice to the Administrative Agent prior to expiration, cancellation or material change; and (ii) waiver of subrogation. The Lenders acknowledge that the insurance maintained by the Borrowers as of the Restatement Date, as evidenced by the certificates of insurance most recently delivered to the Administrative Agent prior to the Restatement Date, satisfies the requirements of this Section 6.5 as of the Restatement Date.

6.6. Maintenance of Property/Collateral; Performance of Contracts. Each Borrower will at all times maintain the Collateral and its tangible property, both real and personal, in good order and repair (subject to ordinary wear and tear), and will permit the Administrative Agent’s officers or authorized representatives to visit and inspect the Collateral and each Borrower’s tangible property at such reasonable times during normal business hours, as and when the Administrative Agent deems necessary or appropriate; provided, however, that the Administrative Agent’s review of any and all “classified contracts” shall be subject to compliance with Applicable Laws. Each Borrower shall perform all obligations under all Material Contracts or other material agreements to which it is a party, including all exhibits and other attachments to such contracts, all modifications thereto and all documents and instruments delivered pursuant thereto, and will comply in all material respects with all laws, rules and regulations governing the execution, delivery and performance thereof; it being understood and agreed that this covenant shall not be deemed violated or breached as a result of (a) the failure of any Borrower to perform or observe one or more covenants or obligations set forth in any Material Contract which could not reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of such Borrower, or (b) the failure of any Borrower to perform or observe one or more covenants or obligations set forth in any other material contract or agreement which could not reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of the Borrowers, taken as a whole.

6.7. Maintenance of Corporate Existence. Except as otherwise expressly set forth in this Agreement, each Borrower (other than any Borrower listed on Schedule 7.1(c) hereto) will maintain its corporate existence and will provide the Administrative Agent with evidence of the same from time to time upon the Administrative Agent’s request.

6.8. Maintenance of Certain Accounts with the Administrative Agent. Each Borrower will maintain its primary operating accounts, including all primary depository accounts (time and demand), disbursement accounts and collection accounts with the Administrative Agent.

6.9. Maintenance of Management. Pedersen or any other person reasonably acceptable to the Required Lenders shall continuously serve as Chairman of the Board of the Parent Company. The Borrowers will notify the Administrative Agent and the Lenders in writing of the change of any executive officer or director of the Parent Company, within ten (10) days of the date of any such change.

6.10. Disclosure of Defaults, Etc. Promptly upon the occurrence thereof (but in no event more than five (5) Business Days after the occurrence thereof), each Borrower will provide the Administrative Agent and the Lenders with written notice of any Event of Default, or any act, event or occurrence that upon the giving of any required notice or the lapse of time, or both, would constitute an Event of Default. In addition (but without limiting the foregoing), the Borrowers will promptly (but in all events within five (5) Business Days of any Borrower having knowledge thereof) notify the Administrative Agent and the Lenders in writing of any of the following, including the details thereof:

(a) any condition, act, event or occurrence which would or could reasonably be expected to prejudice the Administrative Agent’s or any Lender’s rights in connection with any Material Contract, the Collateral, this Agreement, any Note or any other Loan Document;

(b) any pending or threatened suspension, debarment or termination for default;

(c) any pending or threatened cure notice or show cause notice which could reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of the Borrowers, taken as a whole;

(d) any pending or threatened grand jury proceeding or any governmental investigation, action or proceeding involving allegations of fraud, misappropriation of funds, criminal conduct or other willful malfeasance;

(e) any pending or threatened litigations, actions or proceedings which, if adversely determined, would result (or could reasonably be expected to result) in a liability (i) of any one Borrower, in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00), in the aggregate, or (ii) of more than one Borrower, in excess of the Dollar Equivalent Amount of Ten Million and No/100 Dollars ($10,000,000.00), in the aggregate;

(f) the entry of any judgment(s) against one or more Borrowers and/or filing of any tax lien(s) against one or more Borrowers or any Collateral which, individually or in the aggregate, exceed(s) the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00) outstanding at any time; and/or

(g) the filing or recordation of any other lien, claim or encumbrance (other than a Permitted Lien) against any Borrower, its assets or property which could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Borrower.

6.11. Security Perfection; Assignment of Claims Act; Payment of Costs. The Borrowers will execute and deliver and pay the costs of recording and filing financing statements, continuation statements, termination statements, assignments and other documents, as the Administrative Agent may from time to time deem necessary or appropriate for the perfection of any liens granted to the Administrative Agent or Lenders pursuant hereto or pursuant to any other Loan Document. All Government Contract Assignments delivered pursuant to Section 6.3(a) or 6.3(b) of this Agreement shall be held in escrow pursuant to the Escrow Agreement attached as Exhibit 7 hereto, as the same may be amended from time to time. All costs and expenses incurred in connection with the escrow of the Government Contract Assignments shall be borne solely by the Borrowers. Additionally, the Borrowers will pay any and all costs incurred in connection with the transactions contemplated hereby, as well as any and all taxes (other than the Lenders’ income and franchise taxes), which may be payable as a result of the execution of this Agreement or any agreement supplemental hereto, or as a result of the execution and/or delivery of any Note or other Loan Document.

6.12. Defense of Title to Collateral. The Borrowers will at all times defend the Lenders’, the Administrative Agent’s and Borrowers’ rights in the Collateral, subject to the Permitted Liens, against all persons and all claims and demands whatsoever, and will, upon request of the Administrative Agent (i) furnish such further assurances of title as may be required by the Administrative Agent, and (ii) do any other acts necessary to effectuate the purposes and provisions of this Agreement, or as required by law or otherwise in order to perfect, preserve, maintain or continue the interests of the Administrative Agent and Lenders in the Collateral.

6.13. Compliance with Law. Each Borrower will conduct its businesses and operations in compliance in all material respects with (i) all Applicable Laws and requirements of all federal, state and local regulatory authorities having jurisdiction, (ii) the provisions of its charter documents and by-laws, (iii) all agreements and instruments by which it or any of its properties may be bound, and (iv) all applicable decrees, orders and judgments.

6.14. Other Collateral Covenants.

(a) The Borrowers will, at their own expense, make, execute, endorse, acknowledge, file and/or deliver to the Administrative Agent from time to time such lists, descriptions and designations of Collateral, warehouse receipts, receipts in the nature of warehouse receipts, bills of lading, documents of title, vouchers, invoices, schedules, confirmatory assignments, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, reports and other assurances or instruments, and take such further steps relating to the Collateral and other property or rights covered by the interests hereby granted which the Administrative Agent deems reasonably appropriate or advisable to perfect, preserve or protect its ownership and security interests in the Collateral.

(b) Unless waived in writing by the Administrative Agent, the Borrowers shall obtain authenticated control letters from each issuer of uncertificated securities, securities intermediary or commodities intermediary issuing or holding any financial assets or commodities to or for any of the Borrowers.

(c) Following the occurrence of an Event of Default, if any Borrower is or becomes the beneficiary of a letter of credit, such Borrower shall promptly, and in any event within two (2) Business Days after becoming a beneficiary, notify the Administrative Agent thereof and, following the Administrative Agent’s request, enter into a tri-party agreement with the Administrative Agent and the issuer and/or confirmation bank with respect to all Letter of Credit Rights in connection with such letter of credit, assigning such Letter of Credit Rights to the Administrative Agent and directing all payments thereunder to an account designated by the Administrative Agent, which tri-party agreement shall be in form and substance reasonably satisfactory to the Administrative Agent.

(d) The Borrowers shall take all steps necessary to grant the Administrative Agent control of all electronic chattel paper in accordance with the UCC and all “transferable records” as defined in each of the Uniform Electronic Transactions Act and the Electronic Signatures in Global and National Commerce Act.

(e) The Borrowers hereby irrevocably authorize the Administrative Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (A) describe Collateral (I) as all assets of the Borrowers or words of similar effect (other than assets expressly excluded from the description of Collateral herein), regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the Uniform Commercial Code in such jurisdiction, or (II) as being of an equal or lesser scope or with greater detail, and (B) contain any other information required by part 5 of Article 9 of the Uniform Commercial Code for the sufficiency or filing office acceptance of any financing statement or amendment, including (I) whether any Borrower is an organization, the type of organization and any organization identification number issued to such Borrower, and (II) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. The Borrowers agree to furnish any such information to the Administrative Agent promptly upon request. The Borrowers also ratify their authorization for the Administrative Agent to have filed in any Uniform Commercial Code jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.

(f) The Borrowers shall promptly, and in any event within two (2) Business Days after the same is acquired by any Borrower, notify the Administrative Agent of any Commercial Tort Claims acquired by a Borrower and unless otherwise consented to by the Administrative Agent, such Borrower shall enter into a supplement to this Agreement, granting to the Administrative Agent, for the ratable benefit of the Lenders, a security interest in such Commercial Tort Claims.

(g) If any Borrower retains possession of any Chattel Paper or Instruments with the Administrative Agent’s consent, such Chattel Paper and Instruments shall be marked with the following legend: “This writing and the obligations evidenced or secured hereby are subject to the security interest of Citizens Bank, as Administrative Agent.”

(h) Without limiting the prohibitions on mergers involving the Borrowers contained in this Agreement, no Borrower shall reincorporate or reorganize itself under the laws of any jurisdiction other than the jurisdiction in which it is incorporated as of the date hereof without the prior written consent of the Administrative Agent.

(i) Each Borrower acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement without the prior written consent of the Administrative Agent, and agrees that it will not do so without the prior written consent of the Administrative Agent, subject to such Borrower’s rights under Section 9-509(d)(2) of the UCC.

(j) If, after the Restatement Date, any Borrower acquires any right, title or interest in or to any real property (other than any leasehold estate), the Borrowers shall promptly, but in all events within fifteen (15) days of any such acquisition (1) notify the Administrative Agent and Lenders in writing of all material details thereof, and (2) execute, issue and/or deliver to the Administrative Agent, for the ratable benefit of the Lenders, such documents, instruments and/or agreements, in form and substance reasonably acceptable to the Administrative Agent, which may be necessary or appropriate to (y) create, attach and perfect the Administrative Agent’s security interest therein, together with such other due diligence materials made available to the Borrowers with respect to such real property; and (z) cause the Administrative Agent and each Lender to be and remain in full compliance with all applicable federal, state, local and internal bank regulations, guidelines, policies, practices and procedures relating to real property collateral.

6.15. Financial Covenants of the Borrowers. So long as any Obligation remains outstanding or this Agreement remains in effect, the Borrowers will comply with each of the financial covenants set forth below.

(a) Asset Coverage Ratio. The Borrowers shall maintain on a consolidated basis for each fiscal quarter, an Asset Coverage Ratio of not less than 1.00 to 1.00. For purposes of the foregoing, Asset Coverage Ratio shall mean the ratio of the Borrowers’ Total Gross Accounts Receivable (as of the applicable measurement date) to the Borrowers’ Total Funded Senior Secured Debt.

(b) Fixed Charge Coverage Ratio. The Borrowers will maintain on a consolidated basis for each fiscal quarter, a Fixed Charge Coverage Ratio of not less than 1.25 to 1.00. For purposes of the foregoing, “Fixed Charge Coverage Ratio” shall mean the Borrowers ‘ EBITDA, plus real property rent expense, minus cash taxes paid, minus capital expenditures (excluding capitalized software), divided by the Borrower’s real property rent expense, plus interest expense, plus required principal payments on debt and capital leases.

(c) Total Funded Debt to EBITDA Ratio. The Borrowers shall maintain on a consolidated basis for each quarter ending during the periods specified below, a Total Funded Debt to EBITDA ratio of not more than the following:

Period	Required Total Funded Debt to EBITDA Ratio
From the Restatement Date through December 31, 2006	3.50 to 1.00
From January 1, 2007 through December 31, 2007	3.00 to 1.00
From January 1, 2008 through the Maturity Date	2.50 to 1.00

(d) Senior Funded Debt to EBITDA Ratio. The Borrowers shall maintain on a consolidated basis for each quarter ending during the periods specified below, a Senior Funded Debt to EBITDA ratio of not more than the following:

Period	Required Senior Funded Debt to EBITDA Ratio
From the Restatement Date through December 31, 2006	3.25 to 1.00
From January 1, 2007 through December 31, 2007	3.00 to 1.00
From January 1, 2008 through the Maturity Date	2.50 to 1.00

(e) Continued Profitability. The Borrowers, on a consolidated basis, shall not sustain or incur negative Net Income for any fiscal quarter throughout the term of the Loan; it being understood and agreed that extraordinary, non-cash, non-recurring losses arising from the discontinuance of any operations of the Borrowers and non-Borrower Affiliates listed in Schedule 7.1(c) hereto, in an aggregate amount not to exceed the corresponding maximum allowable loss amount thereof set forth on Schedule 7.1(c) hereto, shall be excluded from the calculation of Net Income.

(f) Capital Expenditures. The Borrowers shall not, on a consolidated basis, make or incur any capital expenditures, during any twelve (12) month period, which, individually or in the aggregate, would exceed an amount equal to one and one-quarter percent (1.25%) of the Borrowers’ gross annual revenues for the immediately preceding twelve (12) month period. For purposes hereof, capital expenditures shall include, but not be limited to, leasehold improvements, capitalized software and payments under additional capital leases, but shall exclude payments due in connection with the Enterprise Resource Planning Operating Lease.

The financial covenants referenced above shall be (i) calculated and tested on the last day of each fiscal quarter throughout the term of the Loan, and (ii) except for the Asset Coverage Ratio covenant, measured on a rolling four (4) quarter basis. Unless otherwise defined, all financial terms used in this Section 6.15 shall have the meanings attributed to such terms in accordance with consistently applied accounting principles generally accepted in the United States of America.

6.16. Landlord Waivers; Subordination.

(a) The Borrowers shall provide to the Administrative Agent, within sixty (60) days of the Restatement Date and in form and substance reasonably acceptable to the Administrative Agent, a landlord lien waiver agreement for each location at which any Borrower stores, keeps or locates its assets having a book value in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00), in the aggregate, or any of its books and records, duly executed by the landlord of such premises; and

(b) The Borrowers shall provide to the Administrative Agent, on or before the date on which any Borrower shall store, keep or locate, after the Restatement Date, any of its assets having a book value in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00), in the aggregate, or any of its books and records, a landlord lien waiver agreement in form and substance reasonably acceptable to the Administrative Agent, duly executed by the landlord for such premises.

Notwithstanding anything to the contrary set forth in Section 6.16(a) above, the Borrowers’ failure to provide the landlord lien waiver agreement(s) required pursuant to Section 6.16(a) above shall not constitute a default of such covenant; provided that (i) the Borrowers shall have diligently exercised commercially reasonable efforts to obtain such landlord lien waiver agreement(s); and (ii) within ninety (90) days after the Restatement Date, the Borrowers shall have provided to the Administrative Agent, in the form and substance attached as Exhibit 8 hereto, a true, correct and complete copy of a landlord access letter that has been sent to and acknowledged by the particular landlord, pursuant to which the Administrative Agent shall have been granted free and unfettered access to the applicable Borrower’s books and records. Otherwise, each and all of the landlord lien waiver agreements required hereby shall subordinate any statutory, contractual or other lien the lessor/landlord may have in any of the Collateral to the lien, operation and effect of the lien granted to the Administrative Agent, for the ratable benefit of the Lenders, pursuant to this Agreement and the other Loan Documents.

6.17. Substitute Notes. Upon request of the Administrative Agent, each Borrower shall execute and deliver to the Administrative Agent substitute promissory notes, in form and substance satisfactory to the Administrative Agent in all respects, payable to the order of such person or entity as may be designated by the Administrative Agent; it being understood and agreed, however, that the aggregate principal amount of all outstanding promissory notes shall not exceed the Commitment Amount (plus the Swing Line Commitment Amount and Incremental Revolving Facility Commitment Amount) as of the date such substitute note(s) are issued.

6.18. Interest Rate Contracts. The Borrowers may have in effect, from time to time, interest rate protection agreements (“Interest Rate Contracts”). Any Interest Rate Contract purchased with respect to any of the Obligations must be obtained from a Lender or an Affiliate of a Lender; provided that the rates offered by at least one of the Lenders or its Affiliate for such Interest Rate Contract are reasonably competitive with the market therefor. The Borrowers’ obligations under any Interest Rate Contract purchased from a Lender or an affiliate of a Lender shall be secured by the Collateral on a pari passu basis; all other Interest Rate Contracts shall be unsecured in all respects. The Borrowers shall determine to their own satisfaction whether each such Interest Rate Contract is sufficient to meet the Borrowers’ needs for interest rate protection, and neither the Agents nor any Lender shall have any obligation or liability with respect thereto, nor any obligation to propose, quote or enter into any Interest Rate Contract, unless such Interest Rate Contract shall be on terms and conditions satisfactory to the applicable Lender in all respects.

ARTICLE 7

NEGATIVE COVENANTS OF THE BORROWERS

So long as any Obligation remains outstanding or this Agreement remains in effect, each Borrower jointly and severally covenants and agrees that, without the prior written consent of the Administrative Agent, the Borrowers will not:

7.1. Change of Control; Disposition of Assets; Merger.

(a) Permit majority or effective control of any Borrower to be sold, assigned or otherwise transferred, legally or equitably, to any person or entity, except to another Borrower or a Pedersen Entity; provided that such entity, upon its acquisition of majority or effective control of any such Borrower, becomes a “Borrower” hereunder (if not already a Borrower in which the Administrative Agent has a perfected security interest in and to all of its assets constituting Collateral) and pledges all of its assets (of the kind and nature pledged by each Borrower pursuant to the terms and provisions of the Loan Documents) to the Administrative Agent on behalf of the Lenders, pursuant to such documentation as the Lenders deem necessary and appropriate; or

(b) suffer or permit the issuance of any capital stock of the Borrowers, except for the issuance of Additional Equity Stock, whether pursuant to an employee stock purchase plan, in form and substance reasonably satisfactory to the Administrative Agent (an “Approved ESPP”), an Approved ESOP, a follow-on public offering or otherwise; provided that, after giving effect to such issuance, (i) Pedersen shall own and hold sufficient voting stock of the Parent Company to elect a majority of the board of directors of the Parent Company (or to otherwise exercise control of the Parent Company); and (ii) stock representing at least fifty-one percent (51%) of the voting rights (and both majority and effective control) of any other Borrower in which Additional Equity Stock is issued shall be owned by the Borrower(s); or

(c) permit any Borrower to sell, assign, loan, deliver, lease, transfer or otherwise dispose of property or assets (including, without limitation, stock of another Borrower), except for (i) transfers of assets from one Borrower to another Borrower; provided that (A) the Administrative Agent has a perfected security interest in and to all of their assets constituting Collateral, and the Borrower receiving any such assets is not a Borrower or non-Borrower Affiliate listed on Schedule 7.1(c) hereto (or if the Borrower receiving any such assets is a Borrower or non-Borrower Affiliate listed on Schedule 7.1(c) hereto, such sale, assignment, loan, delivery, lease, transfer or other disposition is made in the ordinary course of business); (ii) the disposition of a Borrower’s assets to a Pedersen Entity, provided that such entity, upon its acquisition of such assets, becomes a “Borrower” under this Agreement and the other Loan Documents and pledges all of its assets (of the kind and nature pledged by the Borrowers pursuant to the terms and provisions of the Loan Documents) to the Administrative Agent on behalf of the Lenders pursuant to such documentation as the Lenders deem necessary and appropriate; (iii) the disposition of assets or capital stock of any of the Borrowers or non-Borrower Affiliates listed on Schedule 7.1(c) hereto; and (iv) the disposition of other assets in the ordinary course of the Borrowers’ business, provided that such dispositions of other assets, in the aggregate, do not exceed the Dollar Equivalent Amount of Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00) during any rolling four (4) quarter period; or permit any Borrower to become a party to any document, instrument or agreement (other than this Agreement) which prohibits such Borrower from assigning, pledging, hypothecating or otherwise encumbering any stock of another Borrower; or

(d) permit any Borrower or any subsidiary or affiliate of any Borrower to merge or consolidate with any company or enterprise, or acquire or purchase any company or enterprise or acquire or purchase substantially all of the assets of any company or enterprise; it being understood and agreed that (x) mergers between Borrowers shall not require the consent of the Administrative Agent so long as (I) after giving effect to such merger, the Administrative Agent shall have a perfected security interest in and to all of the assets of the surviving Borrower constituting Collateral, (II) the Borrowers shall have provided not less than ten (10) days prior written notice to the Administrative Agent and Lenders of any merger or consolidation between Borrowers and (III) the surviving Borrower is not one of the Borrowers or non-Borrower Affiliates listed on Schedule 7.1(c) hereto; and (y) any Permitted Merger or Acquisition shall not require the consent of the Administrative Agent.

(i) “Permitted Merger or Acquisition” shall mean a merger or acquisition by any Borrower(s) with or of a non-Borrower (a “Target”) which (A) results in the acquisition by the Borrower(s) of all or substantially all of the assets of the Target or at least eighty-five percent (85%) of all of the issued and outstanding equity or ownership interests in the Target, and (B) meets all of the criteria set forth in Section 7.1(d)(ii) of this Agreement; and

(ii) In order for a merger or acquisition to be a Permitted Merger or Acquisition, the transaction must meet all of the following criteria:

(A) the Target is in a similar line of business as that of the Borrowers;

(B) the Target is headquartered, and its primary operations are conducted, in the United States;

(C) the Target is a going concern, not involved in any material litigation that is not fully covered by reserves and/or insurance and shall have had EBITDA in excess of One Cent ($0.01) for the twelve (12)-month period ending on the date of the merger or acquisition;

(D) both prior to and after giving effect to the merger or acquisition, no Event of Default shall have occurred;

(E) the Borrowers, on a consolidated basis, shall have timely and properly reported their most recent financial results in accordance with all Applicable Laws, and will be in compliance with all financial covenants set forth in Section 6.15 of this Agreement, after giving twelve (12) months pro forma effect to the merger or acquisition, based on the period for the most recent publicly reported financial results of the Borrowers on a consolidated basis;

(F) after giving effect to the merger or acquisition, there is at least Fifteen Million and No/100 Dollars ($15,000,000.00) of excess availability under the Revolving Facility;

(G) the total consideration (i.e., cash, equity, employee contracts, earnouts, assumed debt and the like), whether paid or unpaid, for the merger and/or acquisition shall not exceed the Dollar Equivalent Amount of Two Hundred Million and No/100 Dollars ($200,000,000.00);

(H) the Borrowers shall not assume any indebtedness as a condition of such merger or acquisition (other than capitalized leases entered into in the ordinary course of business and other indebtedness permitted under Section 7.7 of this Agreement);

(I) the Borrowers shall have certified in writing, or concurrent with the consummation of the subject merger or acquisition shall certify in writing, to the Administrative Agent that the subject merger or acquisition meets the requirements of a Permitted Merger or Acquisition as set forth in this Section 7.1(d); and

(J) the Target shall be joined as a Borrower within fifteen (15) days of the closing of the merger or acquisition.

(iii) In the event that the Administrative Agent issues its consent to a hostile acquisition or an acquisition involving the stock or assets of an existing customer of any Lender, such consent shall be subject to the Borrowers’ agreement to indemnify, defend and hold the Lenders harmless from and against any and all claims, demands, losses, liabilities, damages, costs and expenses of every kind and nature, including without limitation, reasonable attorneys’ fees, related to, arising out of or in connection with such acquisition, pursuant to an indemnity agreement satisfactory to the Administrative Agent and the affected Lender in all respects;

7.2. Margin Stocks. Use all or any part of the proceeds of any advance made hereunder to purchase or carry, or to reduce or retire any loan incurred to purchase or carry, any margin stocks (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying any such margin stocks.

7.3. Change of Operations. Change the general character of any Borrower’s business as conducted on the Restatement Date, or engage in any type of business not directly related to or compatible with such business as presently and normally conducted.

7.4. Judgments; Attachments. Suffer or permit (a) any judgment against any Borrower in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00), (b) any judgment against any or all of the Borrowers, which, when aggregated with all other judgments then pending against any or all of the Borrowers, would result in judgments in excess of the Dollar Equivalent Amount of Ten Million and No/100 Dollars ($10,000,000.00), or (c) any attachment against any Borrower’s property (for an amount not fully covered by insurance or appropriate reserves), in each of the foregoing cases, to remain unpaid, undischarged or undismissed for a period of ten (10) days, unless enforcement thereof shall be effectively stayed or bonded.

7.5. Further Assignments; Performance and Modification of Contracts; etc. Except as may be expressly permitted by the Loan Documents (i) make any further assignment, pledge or disposition of the Collateral or any part thereof; (ii) permit any set-off or reduction, delay the timing of any payment under, or otherwise modify any Material Contract, if such set-off, reduction, delay or modification would give rise to an Asset Coverage Deficiency or otherwise adversely affect any Borrower in any material respect; (iii) create, incur or permit to exist any lien or encumbrance on any real property now or hereafter owned by any Borrower; or (iv) do or permit to be done anything to impair the Administrative Agent’s security interest in any Collateral or the payments due to any Borrower thereunder; it being understood that reasonable and customary compromises and settlements with Account Debtors in the ordinary course of the Borrower’s business will not constitute a violation of this covenant.

7.6. Affect Rights of the Administrative Agent or Lenders. At any time do or perform any act or permit any act to be performed which would or reasonably could materially adversely affect the interests or rights of the Administrative Agent or Lenders under any Loan Document.

7.7. Indebtedness; Granting of Security Interests.

(a) Suffer or permit any Borrower to incur any Indebtedness, whether direct or indirect, except for:

(i) trade debt and operating leases incurred in the ordinary course of business;

(ii) Indebtedness outstanding on the Restatement Date and listed on Schedule 7.7(a) hereto;

(iii) inter-company Indebtedness (including inter-company guarantees) by and among the Borrowers in which the Administrative Agent has a perfected security interest in and to all of their assets constituting Collateral;

(iv) performance bonds issued on behalf of the Borrowers in the ordinary course of business, and performance guarantees issued by any Borrower for the benefit of another Borrower;

(v) Indebtedness secured by liens listed on Schedule 7.7(c) hereto, or other indebtedness secured by Permitted Liens;

(vi) other subordinated Indebtedness expressly subordinated to the Loan on terms and conditions acceptable to the Required Lenders, provided that, upon request of the Administrative Agent, the subordinate lender executes a subordination agreement satisfactory to the Administrative Agent in all respects;

(vii) unfunded retirement plan liabilities of the senior employee retirement plans of the Parent Company and NSI Technology Services Corporation, a California corporation, which (a) have been disclosed in the most recently reported financial results of the Borrowers, (b) are in effect as of the Restatement Date, and (c) relate solely to those participants covered by the plans as of the Restatement Date;

(viii) Indebtedness incurred pursuant to an incremental term loan facility, in an aggregate amount not to exceed the Dollar Equivalent Amount of One Hundred Million and No/100 Dollars ($100,000,000.00) outstanding at any time, which incremental term loan facility would be pari passu with the Revolving Facility; provided that (a) the Lenders shall have been granted the right and a reasonable opportunity to make such facility available to the Borrowers before the Borrowers approach any other person or entity to make such facility available to the Borrowers, (b) such facility shall have been made on terms and conditions no more burdensome or restrictive than the terms and provisions of this Agreement, and otherwise reasonably acceptable to the Administrative Agent and pursuant to such documents, instruments and agreements acceptable in form and substance to the Administrative Agent, (c) the Administrative Agent shall have received a certificate, in form and substance reasonably acceptable to the Administrative Agent, and duly executed by the Chief Financial Officer or another duly authorized officer of the Borrowers, together with such written financial data in support thereof, to the effect that, after giving effect to such term loan facility and for a period of twelve (12) months after obtaining such term loan facility, the Borrowers will be in pro forma compliance with the financial covenants set forth in Section 6.15 of this Agreement, and (d) at the time such indebtedness shall have been incurred, no Event of Default shall have occurred and be continuing, and no act, event or condition shall have occurred or exist which with notice or the lapse of time, or both, would constitute an Event of Default;

(ix) Indebtedness incurred to finance (by purchase or lease) equipment constituting capital expenditures, provided that such Indebtedness does not violate any other covenant set forth in this Agreement;

(x) Indebtedness arising from any Interest Rate Contract entered into by one or more Borrowers in accordance with Section 6.18 hereof; and

(xi) other guarantees expressly permitted by the terms of this Agreement.

(b) mortgage, assign, pledge, hypothecate or otherwise encumber or permit any lien, security interest or other encumbrance, including purchase money liens, whether under conditional or installment sales arrangements or otherwise, to affect the Collateral or any other assets or properties of any Borrower (except for Permitted Liens and other liens, security interests or encumbrances expressly permitted herein); or

(c) enter into any agreement or understanding with any person or entity pursuant to which any Borrower agrees to be bound by a covenant not to encumber all or any part of the property or assets of such Borrower, unless such agreement or understanding is entered into in connection with the granting of purchase money security interests permitted pursuant to the terms and provisions of this Agreement.

Each Borrower hereby agrees that, upon request of the Administrative Agent, the Borrower shall provide to the Administrative Agent such documents, instruments and/or agreements evidencing, arising from or related to any and all performance guarantees executed by any Borrower.

7.8. Dividends; Loans; Advances; Investments and Similar Events.

(a) Declare or pay any dividend on any Borrower’s capital stock of any class, alter or amend any Borrower’s capital structure, purchase, redeem or otherwise retire any shares of any Borrower’s capital stock (other than pursuant to an Approved ESOP or an Approved ESPP), voluntarily prepay, acquire or anticipate any sinking fund requirement of any indebtedness, or make any distributions in cash or assets to any Affiliate of a Borrower; it being understood and agreed, however, that so long as (I) no Event of Default shall have occurred, and no act, event or condition shall have occurred which with notice or the lapse of time, or both, shall constitute an Event of Default; and (II) the payments authorized below cannot reasonably be expected to cause any Borrower to be unable to satisfy the financial covenants set forth in Section 6.15 of this Agreement, the Borrowers shall be entitled to:

(i) purchase or redeem stock in subsidiaries of the Parent Company held by minority shareholders, provided that the aggregate purchase price of all such purchases or redemptions throughout the term of the Loan does not, at any time, exceed the Dollar Equivalent Amount of Two Million and No/100 Dollars ($2,000,000.00); and

(ii) pay dividends on any Borrower’s capital stock (other than the capital stock of the Parent Company); provided that (A) if the dividends are payable solely to another Borrower, there shall be no limitation on the amount paid; and (B) if the dividends are payable to both a Borrower and a non-Borrower minority shareholder, the aggregate amount of any and all dividends paid or payable to all non-Borrower minority shareholders shall not exceed the Dollar Equivalent Amount of One Hundred Thousand and No/100 Dollars ($100,000.00) per annum.

(b) make any loans, salary advances or other payments to (I) any Affiliate of any Borrower, unless such Affiliate is also a Borrower party to this Agreement in which the Administrative Agent has a perfected security interest in and to all of its assets constituting Collateral at the time such loan, salary advance or other payment is made; (II) any corporation or other enterprise directly or indirectly owned in whole or in part by any Affiliate of any Borrower, unless such corporation or other enterprise is also a Borrower party to this Agreement in which the Administrative Agent has a perfected security interest in and to all of its assets constituting Collateral at the time such loan, salary advance or other payment is made; or (III) any other person or entity; provided, however, that the Borrowers may make or continue to have outstanding any or all of the following:

(i) loans or advances to any individual officer, present employee or former employee of any Borrower of not more than the Dollar Equivalent Amount of Five Hundred Thousand and No/100 Dollars ($500,000.00), provided, that all such loans and advances to officers may not at any time exceed the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00), in the aggregate; it being understood that travel advances made in the ordinary course of business shall not be included in calculating the foregoing computation;

(ii) loans, advances and/or investments from one Borrower to another Borrower; provided that (A) the aggregate amount of all loans and/or advances to, or net after-tax investments in, ManTech ARL (including, without limitation, direct borrowings from the Administrative Agent, Swing Line Lender and/or all other Lenders to ManTech ARL) shall not, at any time, exceed the Dollar Equivalent Amount of Five Million and No/100 Dollars ($5,000,000.00), and (B) the Administrative Agent has a perfected security interest in and to all of each Borrower’s assets constituting Collateral;

(iii) loans, advances and/or investments in the amounts which are unpaid or outstanding as of the date hereof and listed on Schedule 7.8(c) hereto, together with such other loans, advances, credit enhancements, guarantees (of payment, performance or otherwise) and/or investments that any Borrower may hereafter make or extend to any non-Borrower (to the extent such loans, advances, credit enhancements, guarantees and/or investments are not otherwise addressed in this Section 7.8); provided that (A) all such loans, advances, credit enhancements, guarantees (of payment, performance or otherwise) and investments may not at any time exceed the Dollar Equivalent Amount of Fifteen Million and No/100 Dollars ($15,000,000.00), in the aggregate; (B) the debt or equity security issued in connection therewith (if any) shall have been pledged to the Administrative Agent, for the benefit of the Lenders, pursuant to documentation reasonably satisfactory to the Administrative Agent; and (C) after giving effect to any such loan, advance, credit enhancement, guarantee or investment made after the Restatement Date, not less than Fifteen Million and No/100 Dollars ($15,000,000.00) of borrowing availability exists under the Revolving Facility;

(iv) trade credit extended to customers of the Borrowers in the ordinary course of business;

(v) Ordinary Course Payments;

(vi) negotiable instruments endorsed for deposit or collection in the ordinary course of business;

(vii) securities or certificates of deposit with maturities of two (2) years or less; provided that, concurrent with such investment, any and all securities or certificates of deposit (other than those acquired in connection with RABBI trusts and deferred compensation plans) shall have been pledged to the Administrative Agent, for the benefit of the Lenders, pursuant to documentation reasonably satisfactory to the Administrative Agent; and

(viii) so long as no Event of Default shall have occurred and be continuing, regularly scheduled payments on any other indebtedness expressly permitted pursuant to Section 7.7 of this Agreement.

7.9. Lease Obligations.

(a) Except as may be expressly permitted by Section 7.7 of this Agreement, enter into any new lease of real or personal property, except in the ordinary course of business; or

(b) enter into any operating lease (other than a lease for real property) if the aggregate amount of payments due under any and all operating leases of the Borrower(s) shall, at any time, exceed an amount equal to one and one-half percent (1.50%) of the Borrowers’ revenues during any rolling four (4) quarter period; it being understood and agreed that payments now or hereafter due in connection with the Enterprise Resource Planning Operating Lease shall not be included in the foregoing computation so long as the aggregate amount of such payments does not exceed the Dollar Equivalent Amount of Five Million Five Hundred Thousand and No/100 Dollars ($5,500,000.00) throughout the term of the Loan.

7.10. Adverse Government Action. Suffer or permit any of the following events to occur at any time:

(a) The issuance of any notice of suspension, debarment or termination for default by the Government to any Borrower; or

(b) Any Borrower is or becomes a party to any pending suspension, debarment or termination for default; or

(c) Any Borrower is or becomes the target of any Government action, investigation or proceeding in connection with any Government Contract (including, without limitation, any suspension, debarment or termination for default), involving allegations of fraud, dishonesty, malfeasance, misappropriation of funds, moral turpitude or any other criminal activity; or

(d) Any Borrower is or becomes the subject of any cure notice or show cause notice which could reasonably be expected to have a material adverse effect on the business, properties, profit or condition (financial or otherwise) of the Borrowers, taken as a whole.

7.11. Transactions with Affiliates. Enter into or otherwise bind any Borrower to any contract, agreement or other understanding with any Affiliate of the Borrowers, except upon fair and reasonable terms which are at least as favorable to the Borrowers as would be the case in a comparable, arm’s-length transaction with an unaffiliated and unrelated entity or person. No Borrower shall take any action or fail to take any action which could reasonably be expected to result in a basis on which any person or entity may pierce the corporate veil of any non-Borrower Affiliate.

7.12. Lockbox Deposits. Permit or cause any and all payments required to be made directly to the Administrative Agent, pursuant to Section 11.2 of this Agreement, to be made or directed to any other person or entity, without the prior approval of the Administrative Agent.

ARTICLE 8

COLLATERAL ACCOUNT

From and after the occurrence of an Event of Default, the Administrative Agent may request, and at the direction of the Required Lenders, the Administrative Agent shall request, that the Borrowers deposit or cause to be deposited into a collateral account (the “Collateral Account”) designated by the

Administrative Agent, all checks, drafts, cash and other remittances received by the Borrowers, and the Borrowers shall deposit such items for credit to the Collateral Account within one (1) Business Day of the receipt thereof and in precisely the form received. Pending such deposit, the Borrowers will not commingle any such items of payment with any of their other funds or property, but will hold them separate and apart.

The Borrowers hereby covenant and agree that the Collateral Account shall secure the Obligations and hereby grants, assigns and transfers to or at the direction of the Administrative Agent, on behalf of the Lenders ratably, a continuing security interest in all of the Borrowers’ right, title and interest in and to the Collateral Account, whenever created or established. Subject to the terms of this Agreement or any other Loan Document, from and after the occurrence of an Event of Default, the Administrative Agent may apply funds in the Collateral Account to any of the Obligations, including, without limitation, any principal, interest or other payment(s) not made when due, whether arising under this Loan Agreement and/or any other Loan Document, or any other Obligation of the Borrowers, without notice to the Borrowers, without regard to the origin of the deposits in the account, the beneficial ownership of the funds therein or whether such Obligations are owed jointly with another or severally; the order and method of such application to be in the sole discretion of the Administrative Agent, subject to the terms of this Agreement and the other Loan Documents. The Administrative Agent’s right to deduct sums due under the Loan Documents from the Borrowers’ account(s) shall not relieve the Borrowers from their obligation to make all payments required by the Loan Documents as and when required by the Loan Documents, and the Administrative Agent shall not have any obligation to make any such deductions or any liability whatsoever for any failure to do so.

ARTICLE 9

DEFAULT AND REMEDIES

9.1. Events of Default. Any one of the following events shall be considered an “Event of Default”:

(a) if any Borrower shall fail to pay any principal, interest or other sum owing on any of the Notes or any other Obligation when the same shall become due and payable, whether by reason of acceleration or otherwise, and such failure shall continue for five (5) days (with no notice being required);

(b) if an Asset Coverage Deficiency shall occur and the Borrowers shall fail, within five (5) days of the happening of such occurrence, without notice or demand therefor, to make a payment to the Administrative Agent in an amount equal to or greater than the Asset Coverage Deficiency;

(c) if any Borrower shall fail to pay and satisfy in full, within ten (10) days of the rendering thereof, any judgment against any Borrower in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00) which is not, to the reasonable satisfaction of the Administrative Agent, fully bonded, stayed, covered by insurance or covered by appropriate reserves;

(d) if any warranty or representation set forth herein or in any other Loan Document made by any Borrower or any other party to any of the Loan Documents shall be misleading or untrue in any material respect when made or remade;

(e) if there shall be non-compliance with or a breach of Section 7.10(c) of this Agreement (for which there shall be no notice or cure period); or if there shall be non-compliance with or a breach of any of the Affirmative Covenants or Negative Covenants (other than Section 7.10(c))

contained in this Agreement and, to the extent that such non-compliance and/or breach is reasonably capable of being cured, such non-compliance or breach shall continue unremedied for fifteen (15) days after notice thereof from the Administrative Agent to the Borrowers; or if there shall be non-compliance with or a breach of any other covenants or agreements of any Borrower or any other person set forth herein, in any of the Notes or in any other Loan Document, and such non-compliance or breach shall continue unremedied beyond any applicable notice and/or cure period therefor;

(f) if (i) without the prior written consent of the Administrative Agent, any Borrower (other than the Borrowers listed on Schedule 7.1(c) hereto) shall be liquidated or dissolved or shall discontinue its business; (ii) a trustee or receiver is appointed for any Borrower or for all or a substantial part of its assets; (iii) any Borrower makes a general assignment for the benefit of creditors; (iv) any Borrower files or is the subject of any insolvency proceeding or petition in bankruptcy, which in the case of an involuntary bankruptcy, remains undismissed for sixty (60) days; (v) the Parent Company or any other Borrower (other than the Borrowers listed on Schedule 5.22 hereto and any other Borrower(s) whose insolvency, individually or collectively, could not reasonably be expected to have a material adverse effect on the properties, business, profits or condition (financial or otherwise) of the Borrowers, taken as a whole) shall become insolvent or shall at any time fail generally to pay its debts as such debts become due; or (vi) any governmental agency or bankruptcy court or other court of competent jurisdiction shall assume custody or control of the whole or any part of the assets of any Borrower;

(g) if any Borrower’s property or assets, including, without limitation, any deposit accounts, are levied upon, attached or subject to any other enforcement proceeding, which is not fully bonded or stayed within ten (10) days thereof;

(h) the reorganization of any Borrower, without the prior written consent of the Administrative Agent;

(i) if any obligation of any Borrower for the payment of borrowed money, which involves amounts in excess of the Dollar Equivalent Amount of Five Hundred Thousand and No/100 Dollars ($500,000.00), whether now existing or hereafter created, incurred or arising, becomes or is declared to be due and payable prior to the expressed maturity thereof, whether such obligation is owed to a Lender or any other person;

(j) if any Borrower is in default under any contract or agreement, financial or otherwise, between such Borrower and any other person or entity, involving amounts in excess of the Dollar Equivalent Amount of One Million and No/100 Dollars ($1,000,000.00), and the other party thereto commences exercise of its rights and remedies under such contract or agreement as a consequence of such default; and/or

(k) if the Required Lenders believe there is a material adverse change in the business, assets, properties, condition (financial or otherwise) of the Borrowers, in the aggregate.

9.2. Remedies. Upon the occurrence of the Event of Default set forth in Section 9.1(f)(iv) of this Agreement, all commitments of the Lenders hereunder shall automatically (and without further notice, demand or other action) terminate, and all principal, accrued and unpaid interest and all other Obligations shall automatically (and without further notice, demand or other action) become immediately due and payable in full. Without limiting the foregoing, upon the occurrence of any Event of Default, the Administrative Agent, acting on behalf of the Lenders, may exercise any or all of the following remedies:

(a) Withhold disbursement of all or any part of the Loan proceeds;

(b) Terminate the Lenders’ obligation to make further disbursements of the Loan proceeds;

(c) Declare all principal, interest and other sums owing on the Obligations to be immediately due and payable without demand, protest, notice of protest, notice of default, presentment for payment or further notice of any kind;

(d) Without notice, redirect any and all of the Borrowers’ deposits to the Collateral Account;

(e) Without notice, offset and apply against all or any part of the Obligations then owing by any Borrower to any Lender, any and all money, credits, stocks, bonds or other securities or property of any Borrower of any kind or nature whatsoever on deposit with, held by or in the possession of any Lender in any capacity whatsoever, including, without limitation, any deposits with any Lender or any of its Affiliates, to the credit of or for the account of any Borrower. The Administrative Agent and Lenders are authorized at any time to charge the Obligations against any Borrower’s account(s), without regard to the origin of deposits to the account or beneficial ownership of the funds. Any and all amounts obtained by the Administrative Agent or any Lender pursuant to this subsection (e) shall be shared by all of the Lenders ratably, in accordance with each Lender’s Percentage; it being expressly acknowledged and agreed that each Lender, as well as the Administrative Agent, shall be entitled to exercise the rights of set-off provided in this subsection (e) of this Section 9.2;

(f) Exercise all rights, powers and remedies of a secured party under the UCC and/or any other applicable law(s), including, without limitation, the right to (i) require any Borrower to assemble the Collateral (to the extent that it is movable) and make it available to the Administrative Agent at a place to be designated by the Administrative Agent, and (ii) enter upon any Borrower’s premises, peaceably by the Administrative Agent’s own means or with legal process, and take possession of, render unusable or dispose of the Collateral on such premises; each Borrower hereby agreeing not to resist or interfere with any such action. The Administrative Agent agrees to give the Borrowers written notice of the time and place of any public sale of the Collateral or any part thereof, and the time after which any private sale or any other intended disposition of the Collateral is to be made, and such notice will be mailed, postage prepaid, to the principal place of business of the Borrowers, at least ten (10) days before the time of any such sale or disposition. Each Borrower hereby authorizes and appoints the Administrative Agent and its successors and assigns to (x) sell the Collateral, and (y) declare that each Borrower assents to the passage of a decree by a court of proper jurisdiction for the sale of the Collateral. Any such sale pursuant to (x) or (y) above is to be made in accordance with the applicable provisions of the laws and rules of procedure of the Commonwealth of Virginia or other applicable law; and/or

(g) Proceed to enforce such other and additional rights and remedies as the Administrative Agent and/or Lenders may have hereunder and/or under any of the other Loan Documents, or as may be provided by applicable law.

It is expressly understood and agreed that the Lenders and/or the Administrative Agent may exercise their respective rights under this Agreement or under any other Loan Document without exercising the rights or affecting the security afforded by any other Loan Document, and it is further understood and agreed that the Administrative Agent may proceed against all or any portion of the Collateral in such order and at such times as the Administrative Agent, in its sole discretion, sees fit; and each Borrower hereby expressly waives, to the extent permitted by law, all benefit of valuation, appraisement, marshaling of assets and all exemptions under the laws of the Commonwealth of Virginia and/or any other state, district or territory of the United States. Notwithstanding the foregoing delegation of authority by the Lenders to the Administrative Agent, it is agreed that at any time there are two (2) or fewer Lender parties to this Agreement, any Lender may request the Administrative Agent to commence enforcement action against the Borrowers and/or Collateral upon an Event of Default. In this event, if the Administrative Agent fails or refuses to take enforcement action upon the request of a Lender, such Lender may itself commence appropriate enforcement action. Furthermore, if any Borrower shall default in the performance when due of any of the provisions of this Agreement, the Administrative Agent, without notice to or demand upon the Borrowers (and without any grace or cure period) and without waiving or releasing any of the Obligations or any default hereunder, under the Notes or under any other Loan Document, may (but shall be under no obligation to) perform the same for each Borrower’s account, and any monies expended in so doing shall be chargeable to the Borrowers with interest, at a per annum rate equal to the Base Rate, plus the Base Rate Interest Margin, plus two percent (2%), and added to the indebtedness secured by the Collateral.

All sums paid or advanced by the Administrative Agent in connection with the foregoing or otherwise in connection with the Loan, and all court costs and expenses of collection, including without limitation, reasonable attorneys’ fees and expenses (and fees and expenses resulting from the taking, holding or disposition of the Collateral) incurred in connection therewith shall be paid by the Borrowers upon demand and shall become a part of the Obligations secured by the Collateral. The Borrowers agree to bear the expense of each lien search, property and judgment report or other form of Collateral ownership investigation as the Administrative Agent, in its discretion, shall deem necessary or desirable to assure or further assure to the Lenders and/or the Administrative Agent their respective interests in the Collateral.

ARTICLE 10

THE AGENTS; AGENCY

10.1. Appointment. Each Lender hereby affirms its irrevocable appointment of Citizens Bank to act as Administrative Agent and KeyBank to act as Documentation Agent for each such Lender pursuant to the provisions of this Agreement and the other Loan Documents, and affirms its irrevocable authorization given to the Agents to take such action, and exercise such powers and perform such duties as are expressly delegated to or required of the Agents by the terms hereof or thereof, or are reasonably incidental thereto, including without limitation, executing documents on behalf of the Lenders, as agent. Citizens Bank affirms its agreement to act as Administrative Agent and KeyBank affirms its agreement to act as Documentation Agent on behalf of the Lenders on the terms and conditions set forth in this Agreement and the other Loan Documents, subject to their right to resign as provided in Section 10.10. Each Lender agrees that the rights and remedies granted to the Agents under this Agreement and the other Loan Documents shall be exercised exclusively by the Agents, and that no Lender shall have the right individually to exercise any such right or remedy, except to the extent expressly provided herein or therein.

10.2. General Nature of Agents’ Duties. Notwithstanding anything to the contrary elsewhere in this Agreement or any other Loan Document:

(a) The Agents shall have no duties or responsibilities other than those expressly set forth in this Agreement and the other Loan Documents, and no implied duties or responsibilities on the part of the Agents shall be read into this Agreement or any other Loan Document or shall otherwise exist.

(b) The duties and responsibilities of the Agents under this Agreement and the other Loan Documents shall be mechanical and administrative in nature, and the Agents shall not have a fiduciary relationship in respect of any Lender, except with respect to funds or collateral any Agent receives on behalf of any Lender.

(c) Each Agent is and shall be solely the agent of the Lenders. Each Agent does not assume, and shall not at any time be deemed to have, any relationship of agency or trust with or for, or any other duty or responsibility to, any Borrower or any other person (except only for its relationship as agent for, its express duties and responsibilities as agent for, and its express duties and responsibilities to, the Lenders as provided in this Agreement and the other Loan Documents).

(d) Neither Agent shall be under any obligation to take any action hereunder or under any other Loan Document if such Agent believes in good faith that taking such action may conflict with any Applicable Laws, or any provision of this Agreement or any other Loan Document, or may require the such Agent to qualify to do business in any jurisdiction where it is not then so qualified.

10.3. Exercise of Powers.

(a) The Agents shall have the authority to take any action of the type specified in this Agreement or any other Loan Document as being within each Agent’s rights, powers or discretion, as it determines in its sole discretion, except as provided in subsection (b) below, and except as provided in any other Loan Document which expressly requires the direction or consent of (i) the Required Lenders; or (ii) all of the Lenders, in either of which circumstances such Agent shall not take such action absent such direction or consent. Any action or inaction pursuant to such direction or consent shall be binding on all of the Lenders.

(b) The Administrative Agent shall not in any material respect amend, modify, grant consents or waive any term or provision of this Agreement or any other Loan Document without the consent or approval of the Required Lenders, or declare an Event of Default, provide formal written notice of default to any Borrower or exercise any rights or remedies against any Borrower without the prior consent of the Required Lenders. Each Lender agrees that its decision to consent to or reject any request by the Administrative Agent for permission to declare an Event of Default, provide formal notice thereof to any Borrower and/or exercise any rights or remedies arising by virtue of such default, shall be made as soon as reasonably practicable after the Lender has received all relevant information with respect to such request, but in all events within five (5) Business Days of the receipt of such information; it being understood and agreed that, unless otherwise provided herein, the Administrative Agent shall exercise any and all rights and responsibilities on behalf of the Lenders in connection with an Event of Default. Additionally, only with the consent or approval of all of the Lenders, the Administrative Agent may (a) extend the final maturity of the Loan or any Note, reduce the interest rate payable on or extend the time of payment for any installment of principal, interest or fees payable in connection with the Loan, or issue Letters of Credit which would (i) have an expiration date beyond the Maturity Date, except as otherwise expressly provided in this Agreement, or (ii) cause the aggregate outstanding amount of all such Letters of Credit issued to exceed the Dollar Equivalent Amount of Fifteen Million Dollars ($15,000,000); (b) except in connection with any Incremental Revolving Facility Commitment (as provided under Section 1.8 of this Agreement), change the Percentage of the Commitment Amount of any Lender, (c) release all or a substantial portion of the Collateral, except in accordance with the provisions of any applicable Loan Document, (d) amend the definition of the Required Lenders, (e) consent to the assignment or transfer by any Borrower of any of its rights or obligations hereunder, (f) amend, modify or waive any provisions of this Section 10.3, (g) change the manner of application by the Administrative Agent of payments made under the Loan Documents, or (h) change the method of calculation used in connection with the computation of interest, commissions or fees. Each Lender agrees that its decision to approve or reject any request for an amendment or waiver with respect to this Agreement shall be made as soon as reasonably practicable after the Lender has received all relevant information with respect to such request.

10.4. General Exculpatory Provisions. Notwithstanding anything to the contrary elsewhere in this Agreement or any other Loan Document:

(a) Neither Agent, in its capacity as Agent (but not as a Lender), shall be liable for any action taken or omitted to be taken by it under or in connection with this Agreement or any other Loan Document, unless caused by its own gross negligence or willful misconduct.

(b) Neither Agent shall be responsible for (i) the execution, delivery, effectiveness, enforceability, genuineness, validity or adequacy of this Agreement or any other Loan Document, (ii) any recital, representation, warranty, document, certificate, report or statement in this Agreement or any other Loan Document, (iii) any failure of any Borrower or any Lender to perform any of their respective obligations under this Agreement or any other Loan Document, (iv) the existence, validity, enforceability, perfection, recordation, priority, adequacy or value, now or hereafter, of any lien or encumbrance or other direct or indirect security afforded or purported to be afforded by any of the Loan Documents, or otherwise from time to time, or (v) caring for, protecting, insuring or paying any taxes, charges or assessments with respect to any Collateral.

(c) Neither Agent shall be under any obligation to ascertain, inquire or give any notice relating to (i) the performance or observance of any of the terms or conditions of this Agreement or any other Loan Document on the part of any Borrower, (ii) the business, operations, condition (financial or otherwise) or prospects of any Borrower, or (iii) except to the extent as may be set forth in Article 9 hereof, the existence of any Event of Default.

(d) Neither Agent shall be under any obligation, either initially or on a continuing basis, to provide any Lender with any notices, reports or information of any nature, whether in its possession presently or hereafter, except for such notices, reports and other information expressly required by this Agreement or any other Loan Document to be furnished by the Agent to such Lender.

10.5. Administration by the Agent.

(a) Each Agent may rely upon any notice or other communication of any nature (written or oral, including telephone conversations, whether or not such notice or other communication is made in a manner permitted or required by this Agreement or any other Loan Document) purportedly made by or on behalf of the proper party or parties, and neither Agent shall have any duty to verify the identity or authority of any person giving such notice or other communication.

(b) Each Agent may consult with legal counsel (including in-house counsel for such Agent), independent public accountants and any other experts selected by such Agent from time to time, and neither Agent shall be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts.

(c) Each Agent may conclusively rely upon the truth of the statements and the correctness of the opinions expressed in any certificates or opinions furnished to such Agent in accordance with the requirements of this Agreement or any other Loan Document. Whenever either Agent shall deem it necessary or desirable that a matter be proved or established with respect to any Borrower or any Lender, such matter may be established by a certificate of such Borrower or such Lender, as the case may be, and such Agent may conclusively rely upon such certificate.

(d) Each Agent may fail or refuse to take any action unless it shall be indemnified to its satisfaction from time to time against any and all amounts, liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses and disbursements of every kind and nature which may be imposed on, incurred by or asserted against such Agent by reason of taking or continuing to take any such action; provided that no Lender shall be obligated to indemnify such Agent for any portion of such amounts, liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses and disbursements resulting solely from the gross negligence or willful misconduct of such Agent, as finally determined by a court of competent jurisdiction.

(e) Each Agent may perform any of its duties under this Agreement or any other Loan Document by or through agents or attorneys-in-fact. Neither Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

(f) Neither Agent shall be deemed to have any knowledge or notice of the occurrence of any Event of Default (other than a default in the payment of regularly scheduled principal or interest), unless such Agent has received from a Lender or a Borrower a written notice referring to this Agreement, describing the Event of Default, and stating that such notice is a “notice of default”. If either Agent receives such a notice, such Agent shall give prompt notice thereof to each Lender.

(g) Promptly after the Administrative Agent shall have received the results of any field audit conducted pursuant to Section 1.6 of this Agreement, the Administrative Agent will forward such results to the Lenders.

10.6. Lenders Not Relying on Agent or Other Lenders. Each Lender acknowledges as follows:

(a) Neither Agent nor any other Lender has made any representations or warranties to it, and no act taken hereafter by either Agent or any other Lender shall be deemed to constitute any representation or warranty by such Agent or such other Lender to it.

(b) It has, independently and without reliance upon either Agent or any other Lender, and based upon such documents and information as it has deemed appropriate, made its own credit and legal analysis and decision to enter into this Agreement and the other Loan Documents.

(c) It will, independently and without reliance upon either Agent or any other Lender, and based upon such documents and information as it shall deem appropriate at the time, make its own decisions to take or not take action under or in connection with this Agreement and the other Loan Documents.

10.7. Indemnification. Each Lender agrees to reimburse and indemnify each Agent and each Agent’s directors, officers, employees and agents (to the extent not reimbursed by the Borrowers, and without limitation of the obligation of the Borrowers to do so), ratably in accordance with each Lender’s Percentage, from and against any and all amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs and disbursements of every kind or nature (including the reasonable fees and disbursements of counsel for each Agent or such other person in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not either Agent or such other person shall be designated a party thereto) that may at any time be imposed on, incurred by or asserted against such Agent or such other person as a result of this Agreement, any other Loan Document, any transaction from time to time contemplated hereby or thereby, or any transaction financed in whole or in part or directly or indirectly with the proceeds of the Loan; provided that no Lender shall be obligated to indemnify such Agent or such other person for any portion of such amounts, losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements resulting solely from the gross negligence or willful misconduct of the person seeking indemnity, as finally determined by a court of competent jurisdiction.

10.8. Agent in its Individual Capacity; Agents’ Commitment.

(a) With respect to their commitments and the Obligations owing to them, Citizens Bank and KeyBank shall have the same rights and powers under this Agreement and each other Loan Document as any other Lender, and may exercise the same as though they were not the Agents. The terms “Lender,” “holders of Notes” and like terms shall include Citizens Bank and KeyBank in their individual capacities. Citizens Bank and KeyBank and their respective Affiliates may, without liability to account for, make loans to, accept deposits from, acquire debt or equity interests in, act as trustee under indentures of and engage in any other business with any Borrower and any Affiliate of any Borrower, as though Citizens Bank and KeyBank were not the Agents hereunder.

(b) The Administrative Agent hereby agrees that it shall at all times maintain, at a minimum, the lesser of (the “Agent’s Commitment”):

(i) a Ten Million and No/100 Dollar ($10,000,000.00) interest in the aggregate Commitment Amount; or

(ii) a Percentage of the Commitment Amount that is at least equal to ten percent (10%).

In the event the Administrative Agent fails to maintain the Agent’s Commitment, the Administrative Agent agrees to resign as the Administrative Agent hereunder, if requested by the Borrowers, pursuant to Section 10.10 of this Agreement; it being expressly acknowledged and agreed that the Borrowers shall be third party beneficiaries of the Agent’s Commitment requirement set forth in this Section 10.8(b).

10.9. Holders of Notes. The Administrative Agent may deem and treat any Lender which is the payee of a Note as the owner and holder of such Note for all purposes hereof unless and until written notice evidencing such transfer shall have been filed with the Administrative Agent. Any authority, direction or consent of any person who at the time of giving such authority, direction or consent was a Lender shall be conclusive and binding on each present and subsequent holder, transferee or assignee of any Note or Notes payable to such Lender or issued in exchange therefor.

10.10. Successor Agent. Either Agent may resign at any time by giving thirty (30) days prior written notice thereof to the Lenders and Borrowers, subject to appointment of a successor Agent (and such appointees acceptance of appointment) as below provided in this Section 10.10. Additionally, either Agent may be removed for cause (i.e., for conduct constituting gross negligence or willful misconduct) by all of the Lenders (other than such Agent, if such Agent is then a Lender), or the Borrowers may request an Agent’s resignation pursuant to Section 10.8(b), if removal or resignation, as applicable, is requested in writing (which wording must specifically identify the “cause” for removal), and ten (10) days’ prior written notice of removal or resignation is provided to such Agent and Borrowers (or Lenders, if applicable). Upon any such resignation or removal, the Lenders shall appoint the other Agent as the successor Documentation Agent or Administrative Agent, as the case may be. All references to the “Agents” in the Loan Documents shall be deemed to mean the person(s) acting as the Documentation Agent and Administrative Agent, and it is understood that it is possible that the same person may be acting in both capacities. If such other Agent fails or refuses to accept such appointment within thirty (30) days after such notice of resignation or removal, then the retiring Agent shall, on behalf of the Lenders, immediately appoint, as its successor, another Lender; provided that such Lender is a commercial bank or trust company organized under the laws of the United States of America or any State thereof and has a combined capital and surplus of at least One Billion and No/100 Dollars ($1,000,000,000.00). In such event, the Agent’s resignation or removal shall not be effective until the successor Agent shall have accepted its appointment. Upon the acceptance by a successor Agent of its appointment as Agent hereunder, such successor Agent shall thereupon succeed to and become vested with all of the properties, rights, powers, privileges and duties of the former Agent, without further act, deed or conveyance. Upon the effective date of resignation or removal of a retiring Agent, such Agent shall be discharged from its duties under this Agreement and the other Loan Documents, but the provisions of this Agreement shall continue to be binding on and inure to its benefit as to any actions taken or omitted by it while it was Agent under this Agreement. If for any reason, at any time, there is no Administrative Agent hereunder, then during such period, the Required Lenders shall have the right to exercise the Administrative Agent’s rights and perform its duties hereunder, except that (i) all notices or other communications required or permitted to be given to the Administrative Agent shall be given to each Lender, and (ii) all payments to be made to the Administrative Agent shall be made directly to the Borrowers or the Lender for whose account such payment is made.

10.11. Additional Agents. If the Administrative Agent shall from time to time deem it necessary or advisable to engage other agents for its own protection in the performance of its duties hereunder or in the interests of the Lenders, then the Administrative Agent and Borrowers shall execute and deliver a supplemental agreement and all other instruments and agreements necessary or advisable, in the opinion of the Administrative Agent, to constitute another commercial bank or trust company, or one or more other persons approved by the Administrative Agent, to act as co-Agent or a separate agent with respect to any part of the Collateral, with such powers as may be provided in such supplemental agreement, and with the power to vest in such bank, trust company or other person (as such co-Agent or separate agent, as the case may be), any properties, rights, powers, privileges and duties of the Administrative Agent under this Agreement or any other Loan Document.

10.12. Calculations. Neither Agent shall be liable for any calculation, apportionment or distribution of payments made by it in good faith. If such calculation, apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Lender to whom payment was due but not made shall be to recover from the Lenders any payment in excess of the amount to which they are determined to be entitled, with interest thereon at the Federal Funds Rate, or, if the amount due was not paid by any Borrower, to recover such amount from such Borrower, with interest thereon at the rate provided in the applicable Note.

10.13. Funding by the Administrative Agent.

(a) Except as otherwise provided in this Agreement, the Administrative Agent alone shall be entitled to make all advances in connection with the Loan and shall receive all payments and other receipts relating to the Loan; it being understood, however, that the Administrative Agent has reserved the right not to advance any amounts to the Borrowers which the Administrative Agent has not received from the Lenders. The Administrative Agent will notify each Lender of the date and amount of any requested advance, and if such notification is received by 1:00 p.m. Washington, D.C. time on any given Business Day, the Lenders shall provide the required funds to the Administrative Agent no later than 4:00 p.m. Washington, D.C. time on such Business Day. At any time and from time to time upon the Administrative Agent’s request, the Administrative Agent and each Lender shall pay to each other such amounts (the “Equalization Payments”) as may be necessary to cause each Lender to own its applicable Percentage of the Loan and otherwise implement the terms and provisions of this Agreement; it being understood that each Lender shall be entitled to receive interest on amounts advanced by it only from the date of such Lender’s advance of funds. The obligation of the Administrative Agent and each Lender to make Equalization Payments shall not be affected by a bankruptcy filing by any Borrower, the occurrence of any Event of Default or any other act, occurrence or event whatsoever, whether the same occurs, before, on or after the date on which an Equalization Payment is required to be made. All Equalization Payments shall be made by 4:00 p.m. Washington, D.C. time on the date such payment is required, provided that notice of such Equalization Payment shall have been given to the party obligated to make such payment by 1:00 p.m. Washington, D.C. time; otherwise such Equalization Payment shall be made on the next Business Day.

(b) Unless the Administrative Agent shall have been notified in writing by any Lender no later than the close of business on the Business Day before the Business Day on which an advance requested by the Borrowers is to be made, that such Lender will not make its ratable share of such advance, the Administrative Agent may assume that such Lender will make its ratable share of the advance, and in reliance upon such assumption the Administrative Agent may (but in no circumstances shall be required to) make available to the Borrowers a corresponding amount. If and to the extent that any Lender fails to make such payment to the Administrative Agent when required, such Lender shall pay such amount on demand (or, if such Lender fails to pay such amount on demand, the Borrowers shall arrange for the repayment of such amount to the Administrative Agent), together with interest for the Administrative Agent’s own account for each day from and including the date of the Administrative Agent’s payment, to and including the date of repayment to the Administrative Agent (before and after judgment). Interest (a) if paid by such Lender (i) for each day from and including the date of the Administrative Agent’s payment to and including the second Business Day thereafter, shall accrue at the Federal Funds Rate for such day, and (ii) for each day thereafter, shall accrue at the rate or rates per annum payable under the Notes; and (b) if paid by the Borrowers, shall accrue at the rate or rates per annum payable under the Notes. All payments to the Administrative Agent under this Section shall be made to the Administrative Agent at its office set forth in the preamble of this Agreement (or as otherwise directed by the Administrative Agent), in dollars, in immediately available funds, without set-off, withholding, counterclaim or other deduction of any nature.

(c) All borrowings under this Agreement shall be incurred from the Lenders pro rata on the basis of their respective Percentages (except to the extent advanced (i) as a Swing Line Loan, or (ii) by the Administrative Agent on behalf of any Lender as provided in subsection (a) or (b) above). It is understood that no Lender shall be responsible for any other Lender’s failure to meet its obligation to make advances hereunder, and that each Lender shall be obligated to make advances required to be made by it hereunder regardless of the failure of any other Lender to make its advances hereunder.

(d) Each payment and prepayment received by the Administrative Agent for the account of the Lenders shall be distributed first to the Swing Line Lender for application to any Swing Line Outstandings, and then to each Lender entitled to share in such payment, ratably in accordance with each Lender’s Percentage. Notwithstanding the provisions of Section 9.2(e) of this Agreement, any Lender who has failed to fund its Percentage of any advance under the Loan shall not be entitled to share in any such payment(s) until such time as the funding deficiency caused thereby, together with interest thereon (as provided in subsection (b) above), has been paid to the Administrative Agent in accordance with the terms and conditions of this Agreement. Payments from the Administrative Agent to the Lenders shall be made by wire transfer in accordance with written instructions provided to the Administrative Agent by the Lenders from time to time. Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to the Lenders hereunder that the Borrowers will not make such payment in full, the Administrative Agent may assume that the Borrowers have made such payment in full on such date and the Administrative Agent, in reliance upon such assumption, may cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrowers shall not have made such payment in full to the Administrative Agent, each Lender shall repay to the Administrative Agent upon its demand therefor such amount distributed to such Lender, together with interest thereon at the overnight Federal Funds Rate for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent.

(e) If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of such Lender’s Percentage of payments, such Lender shall forthwith purchase from the other Lender(s) such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of the other Lender(s); provided, however, if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from the other Lender(s) shall be rescinded and each other Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery, together with an amount equal to such Lender’s ratable share (according to the proportion of (1) the amount of such Lender’s required repayment, to (2) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount recovered. Each Borrower agrees that any Lender purchasing a participation from another Lender pursuant to this Section 10.13(e), to the fullest extent permitted by law, may exercise all of its rights of payment with respect to such participation as fully as if such Lender were the direct creditor of the Borrowers in the amount of such participation.

10.14. Benefit of Article. The provisions of this Article 10 are solely for the benefit of the Agents and Lenders. Except as provided in Section 10.8(b) of this Agreement, no Borrower shall have any rights under any of the provisions of this Article 10; it being understood that the provisions of this Article 10 are not in limitation of any right, power, duty, obligation or liability which the Agents would have to or against any Borrower.

ARTICLE 11

CERTAIN ADDITIONAL RIGHTS AND

OBLIGATIONS REGARDING THE COLLATERAL

11.1. Power of Attorney. Each Borrower hereby reaffirms its irrevocable appointment of the Administrative Agent, as its agent and attorney-in-fact, with power of substitution, having full power and authority, in its own name, in the name of any Lender(s), in the name of any Borrower or otherwise (but at the cost and expense of the Borrowers and without notice to any Borrower), but only after the occurrence of an Event of Default which remains uncured beyond any applicable notice and grace period, to (i) notify account debtors obligated on any of the Receivables to make payments thereon directly to the lockbox referenced in Section 11.2 of this Agreement, and to take control of the cash and non-cash proceeds of any such Receivables; (ii) compromise, extend or renew any of the Collateral constituting Receivables or deal with any of the Collateral as the Administrative Agent may deem advisable; (iii) release its interest in, make exchanges or substitutions for and/or surrender, all or any part of any Borrower’s interest in all or any part of the Collateral; (iv) remove from any Borrower’s place(s) of business all books, records, ledger sheets, correspondence, invoices and documents relating to or evidencing any of the Collateral, or without cost or expense to the Administrative Agent, make such use of any Borrower’s place(s) of business as may be reasonably necessary to administer, control and/or collect the Collateral; (v) repair, alter or supply goods, if any, necessary to fulfill in whole or in part the purchase order of any Account Debtor; (vi) demand, collect receipt for and give renewals, extensions, discharges and releases of all or any part of the Collateral; (vii) institute and prosecute legal and equitable proceedings to enforce collection of, or realize upon, all or any part of the Collateral; (viii) settle, renew, extend, compromise, compound, exchange or adjust claims with respect to all or any part of the Collateral or any legal proceedings brought with respect thereto; and (ix) receive and open all mail addressed to any Borrower, and notify the Post Office authorities to change the address for the delivery of mail to any Borrower to such address as the Administrative Agent may designate; it being understood that the rights granted to the Administrative Agent in this clause (ix), which are operative on the occurrence of an Event of Default, shall not in any way limit or impair the other rights provided to the Administrative Agent and/or Lenders in this Agreement or any other Loan Document, including, without limitation, their rights with respect to the Collateral Account and the below-referenced lockbox. Furthermore, each Borrower hereby reaffirms its irrevocable appointment of the Administrative Agent, as its agent and attorney-in-fact, with power of substitution, having full power and authority, in its own name, in the name of any Lender(s), in the name of any Borrower or otherwise (but at the cost and expense of the Borrowers and without notice to any Borrower) and regardless of whether an Event of Default has occurred or any act, event or condition which with notice or the lapse of time, or both, would constitute an Event of Default has occurred, to (a) file financing statements and continuation statements covering the Collateral and execute the same on behalf of any Borrower; (b) charge against any banking account of any Borrower any item of payment credited to any Borrower’s account which is dishonored by the drawee or maker thereof; and/or (iii) endorse the name of any Borrower upon any items of payment relating to the Collateral or upon any proof of claim in bankruptcy against any Account Debtor.

11.2. Lockbox. Each Borrower hereby authorizes the Administrative Agent to receive and collect any amount or amounts due or to become due on account of any Receivables and, at its discretion, to apply the same to the repayment of the Notes, and each Borrower agrees that, as of the date hereof, it has established and shall continually maintain on terms and conditions satisfactory to the Administrative Agent in all respects, one or more lockboxes (and, if required by the Administrative Agent, one or more blocked accounts) for the collection of Receivables. Except as otherwise may be approved by the Administrative Agent in writing, any checks or other remittances received by any Borrower in payment of the Receivables shall be held in trust by each Borrower for the Administrative Agent and Lenders. Each Borrower represents, warrants, covenants and agrees that it has directed, or shall direct, within thirty (30) days of the date hereof, within thirty (30) days of such Borrower becoming a “Borrower” party to this Agreement and the other Loan Documents (if applicable) or within such longer period as may be reasonably required by any Borrower, but in all events within ninety (90) days of the date hereof or the joinder date, as the case may be), direct all of its customers (other than certain customers as may be approved by the Administrative Agent) to make payments directly to the Administrative Agent, and/or include on all of its invoices, a direction to its customer to make all payments directly to the Administrative Agent, at:

If by U.S. Mail:	If by ACH:
ManTech International Corporation P.O. Box 7777-W2155 Philadelphia, Pennsylvania 19175-2155	ManTech International Corporation Account # 6101721861 ABA # 036076150

11.3. Other Agreements. Except as may otherwise be expressly permitted by the terms of this Agreement, and without limiting any other restrictions or provisions of this Agreement, each Borrower will (i) on demand, subject to any confidentiality and secrecy requirements imposed by any Government agency, make available in form reasonably acceptable to the Administrative Agent, shipping documents and delivery receipts evidencing the shipment of goods which gave rise to the sale or lease of inventory or of an account, contract right or chattel paper, completion certificates or other proof of the satisfactory performance of services which gave rise to the sale or lease of inventory or of an account, contract right or chattel paper, and each Borrower’s copy of any written contract or order from which a sale or lease of inventory, an account, contract right or chattel paper arose; and (ii) when requested, advise the Administrative Agent when an Account Debtor returns or refuses to retain any goods, the sale or lease of which gave rise to an account, contract right or chattel paper, and of any delay in delivery or performance, or claims made in regard to any sale or lease of inventory, account, contract right or chattel paper. Upon reasonable notice, all such records will be available for examination by authorized agents of the Administrative Agent.

It is expressly understood and agreed, however, that the Administrative Agent shall not be required or obligated in any manner to make any inquiries as to the nature or sufficiency of any payment received by it or to present or file any claims or take any other action to collect or enforce a payment of any amounts which may have been assigned to it or to which it or the Lenders may be entitled hereunder at any time or times.

ARTICLE 12

MISCELLANEOUS

12.1. Remedies Cumulative. Each right, power and remedy of the Agents or Lenders provided for in this Agreement or in any other Loan Document or now or hereafter existing at law or in equity, by statute or otherwise, shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Agreement or in any other Loan Document, or now or hereafter existing at law or in equity, by statute or otherwise, and the exercise or beginning of the exercise by the Agents of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Agents of any or all such other rights, powers or remedies.

12.2. Waiver. Time is of the essence of this Agreement. No failure or delay by the Administrative Agent to insist upon the strict performance of any term, condition, covenant or agreement set forth in this Agreement or any other Loan Document, or to exercise any right, power or remedy consequent upon a breach thereof, shall constitute a waiver of such term, condition, covenant or agreement or of any such breach, or preclude the Administrative Agent from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any of the Obligations, neither the Lenders nor the Administrative Agent shall be deemed to have waived either the right to require prompt payment when due of all other Obligations, or the right to declare a default for failure to make payment of any such other Obligations.

12.3. Notices. Notices to either party shall be in writing and shall be delivered personally, by first-class mail, by nationally-recognized overnight delivery service, by facsimile and/or by e-mail, in each case addressed to the parties at the addresses set forth below or otherwise designated in writing:

If to the Borrowers:	ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, Virginia 22033
Attention: Mr. Ronald R. Spoehel, Executive Vice
President and Chief Financial Officer
Fax No. (703) 218-8296
Email: Ron.Spoehel@Mantech.com

If to the Lenders:	Citizens Bank of Pennsylvania
8521 Leesburg Pike
Suite 405
Vienna, Virginia 22182
Attention: Ms. Leslie A. Grizzard
Fax No. (703) 610-6070
Email: Leslie.Grizzard@Citizensbank.com

KeyBank National Association 127 Public Square
Cleveland, Ohio 44114
Attention: Mr. Jeff Kalinowski
Fax No. (216) 689-8329
Email: Jeffrey_A_Kalinowski@KeyBank.com

Branch Banking and Trust Company of Virginia
1909 K Street, N.W.
Washington, D.C. 20006
Attention: Mr. Ronald P. Gudbrandsen
Fax No. (202) 835-9287
Email: rgudbrandsen@bbandt.com

Chevy Chase Bank, F.S.B.
Government Contracting & Technology Group
7501 Wisconsin Avenue
12th Floor
Bethesda, Maryland 20814
Attention: Mr. Eric A. Pietras
Fax No. (240) 497-7718
Email: epietras@chevychasebank.net

Riggs Bank N.A.
808 17th Street, N.W.
Washington, D.C. 20006
Attention: Mr. Douglas T. Brown
Fax No. (202) 835-5977
Email: doug_brown@riggsbank.com

and to such other “Lender” parties hereto from time to time as may be designated in writing to all other parties hereto.

If to the Administrative	Citizens Bank of Pennsylvania
Agent:	8521 Leesburg Pike
Suite 405
Vienna, Virginia 22182
Attention: Ms. Leslie A. Grizzard
Fax No. (703) 610-6070
Email: Leslie.Grizzard@Citizensbank.com

If to the Documentation	KeyBank National Association
Agent:	127 Public Square
Cleveland, Ohio 44114
Attention: Mr. Jeff Kalinowski
Fax No. (216) 689-8329
Email: Jeffrey_A_Kalinowski@KeyBank.com

with a copy of all notices to any Lender or Agent to:	Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street, N.W.
Washington, D.C. 20037
Attention: Matthew S. Bergman, Esq.
Fax No. (202) 887-0689
Email: BergmanM@dsmo.com

with a copy of all notices to any Borrower to:
ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, Virginia 22033
Attention: General Counsel
Fax No. (703) 218-8398
Email: jeff.brown@Mantech.com

Any communication hereunder will be deemed given and effective (i) when actually received, in the case of hand delivery or nationally recognized courier service, (ii) on the third (3rd) Business Day after being deposited in the United States mail and sent first class, postage prepaid, (iii) on the next Business Day after being deposited with a courier for overnight delivery, (iv) when completely sent and received, as evidenced by a transmission report from the sender’s facsimile machine, in the case of a facsimile transmission, or (v) when completely sent and received, as evidenced by a software electronic mail log of the sender, in the case of an e-mail transmission.

12.4. Entire Agreement. This Agreement and the other Loan Documents constitute the entire agreement of the parties with respect to the Loan and shall continue in full force and effect for so long as any Borrower shall be indebted hereunder or under any Note, and thereafter until the Administrative Agent shall have actually received written notice of the termination hereof from the Borrowers, all Letters of Credit shall have been cancelled or expired and all Obligations incurred or contracted before receipt of such notice shall have been fully paid.

12.5. Relationship of the Parties. This Agreement provides for the extension of financial accommodations by each Lender, in its capacity as lender, to the Borrowers, in their capacity as borrowers, and for the payment of interest and repayment of the Obligations by the Borrowers. Certain provisions herein, such as those relating to compliance with the financial covenants, delivery to the Administrative Agent and Lenders of financial statements, and compliance with other affirmative and negative covenants are for the benefit of the Administrative Agent and Lenders to protect the Lenders’ interests in assuring repayment of the Obligations. Nothing contained in this Agreement shall be construed as permitting or obligating the Lenders or Agents to act as a financial or business advisor or consultant to any Borrower, as permitting or obligating the Lenders or Agents to control any Borrower or to conduct any Borrower’s operations, as creating any fiduciary obligation on the part of any Lender or Agent to any Borrower, or as creating any joint venture, agency or other relationship between the parties other than as explicitly and specifically stated in this Agreement. Each Borrower acknowledges that it has had the opportunity to obtain the advice of experienced counsel of its own choosing in connection with the negotiation and execution of this Agreement and to obtain the advice of such counsel with respect to all matters contained herein, including, without limitation, the provision in this Agreement for waiver of trial by jury. Each Borrower further acknowledges that it is experienced with respect to financial and credit matters and has made its own independent decision to request the Obligations and execute and deliver this Agreement.

12.6. Waiver of Jury Trial. Each Borrower hereby (a) covenants and agrees not to elect a trial by jury of any issue triable by a jury, and (b) waives any right to trial by jury fully to the extent that any such right shall now or hereafter exist. This waiver of right to trial by jury is separately given by each Borrower, knowingly and voluntarily, and this waiver is intended to encompass individually each instance and each issue as to which the right to a jury trial would otherwise accrue. The Administrative Agent is hereby authorized and requested to submit this Agreement to any court having jurisdiction over the subject matter and the parties hereto, so as to serve as conclusive evidence of each Borrower’s herein contained waiver of the right to jury trial. Further, each Borrower hereby certifies that no representative or agent of the Agents or any Lender (including the Agents’ counsel) has represented, expressly or otherwise, to the undersigned that the Agents or Lenders will not seek to enforce this provision waiving the right to a trial by jury.

12.7. Submission to Jurisdiction; Service of Process; Venue. Any judicial proceeding brought against any Borrower with respect to this Agreement or any other Loan Document may be brought in any court of competent jurisdiction in the Commonwealth of Virginia, and by execution and delivery of this Agreement, each Borrower accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid court, and irrevocably agrees to be bound by any judgment rendered by such court in connection with this Agreement. Each Borrower irrevocably designates and appoints CT Corporation, whose address is 5511 Staples Mill, Richmond, Virginia 23228, as its agent to receive on its behalf service of all process in any such proceeding in any court in the Commonwealth of Virginia, such service being hereby acknowledged by each Borrower to be effective and binding on it in every respect. A copy of any such process so served shall be mailed by registered or certified mail to the Borrower at the address to which notices are to be addressed in accordance with this Agreement, except that any failure to mail such copy shall not affect the validity of service of process. Each Borrower shall at all times maintain an agent for service of process pursuant to this provision. If any Borrower fails to appoint such an agent, or if such agent refuses to accept service, such Borrower hereby agrees that service upon it by mail shall constitute sufficient notice. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of the Administrative Agent or Lenders to bring proceedings against any Borrower in the courts of any other jurisdiction.

12.8. Changes in Capital Requirements/Costs. If any change in, or the introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any court, central bank, regulator or other governmental authority affects or would affect the amount of capital required or expected to be maintained by the Administrative Agent or any Lender, or person controlling the Administrative Agent or any Lender, and the Administrative Agent determines (in its sole and absolute discretion) that the rate of return on its, the Lender’s or such controlling person’s capital as a consequence of its commitments or the loans made by the Administrative Agent or such Lender is reduced to a level below that which the Administrative Agent, such Lender or such controlling person could have achieved but for the occurrence of any such circumstance, then, in any such case upon notice from time to time by the Administrative Agent to the Borrowers, the Borrowers shall immediately pay directly to the Administrative Agent, for its own account or for the account of such Lender (as the case may be), additional amounts sufficient to compensate the Administrative Agent, such Lender or such controlling person for such reduction in rate of return or the interest rate on the Notes shall be increased to a rate which shall retain the Lenders’ original rate of return on the Lenders’ capital. A statement of the Administrative Agent as to any such additional amount(s) or increased rates of interest (including calculations thereof in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Borrowers. In determining such amount(s) or increased rates of interest, the Administrative Agent may use any method of averaging and attribution that it (in its sole and absolute discretion) shall deem applicable.

12.9. Captions. The paragraph headings of this Agreement are for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

12.10. Modification and Waiver. Neither this Agreement nor any term, condition, covenant or agreement hereof may be changed, waived, discharged or terminated orally, but that may be accomplished only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

12.11. Successors and Assigns; Transferability.

(a) Whenever in this Agreement any of the parities hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Borrowers, the Administrative Agent, or the Lenders that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

(b) Each Lender may assign to one or more Eligible Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Percentages of the Revolving Facility Commitments and the Loans at the time owing to it); provided, however, that (i) except in the case of an assignment to a Lender or an Affiliate of a Lender, (x) the Borrowers and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); provided, however, that the consent of the Borrowers shall not be required to any such assignment during the continuance of any Event of Default, and (y) the amount of the Percentages of the Revolving Facility Commitment or Revolving Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than Five Million and No/100 Dollars ($5,000,000.00), if in respect of a Revolving Facility Commitment or a Revolving Loan (or, if less, the entire remaining amount of such Lender’s applicable Percentage of the Revolving Facility Commitment) or such lesser amount as the Borrowers and the Administrative Agent may from time to time agree (such agreement to be conclusively evidenced by the execution of the related Assignment and Acceptance by all the parties thereto), (ii) the parties to each such assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together (except in the case of any assignment to an Affiliate) with a processing and recordation fee of $3,500 and (iii) the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent a completed Administrative Questionnaire. Upon acceptance and recording pursuant to paragraph (e) below, from and after the effective date specified in the particular Assignment and Acceptance, (A) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement and (B) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, by released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of any indemnities hereof intended to survive this Agreement as well as to any Fees accrued for its account and not yet paid).

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Percentage of the Revolving Facility Commitment, and the outstanding balances of its Revolving Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Acceptance, (ii) except as set forth in clause (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of any Borrower or the performance or observance by any Borrower of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (iii) such assignee represents and warrants that it is legally authorized to enter into such Assignment and Acceptance; (iv) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.3 of this Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (v) such assignee will independently and without reliance upon the Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) such assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices, a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Percentage of the Revolving Facility Commitment of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive and the Borrowers, the Administrative Agent and the Lenders may treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an Eligible Assignee, an Administrative Questionnaire completed in respect of the assignee (unless the assigned shall already be a Lender hereunder), the processing and recordation feed referred to in paragraph (b) above and, if required, the written consent of the Borrowers and the Administrative Agent to such assignment, the Administrative Agent shall (i) accept such Assignment and Acceptance and (ii) record the information contained therein in the Register. No assignment shall be effective unless it has been recorded in the Register as provided in this paragraph (e).

(f) Each Lender may without the consent of the Borrowers or the Administrative Agent sell participations to one or more Eligible Assignees in all or a portion of its rights and obligations under this Agreement (including all or a portion of its Percentage of the Revolving Facility Commitment and the Loans owing to it); provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other entities shall be entitled to the benefit of the cost protection provisions contained in this Agreement and shall be bound by the confidentiality provisions contained in this Agreement to the same extent as if they were Lenders and (iv) the Borrowers, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such

Lender shall retain the sole right to enforce the obligations of the Borrowers relating to the Loans and to approve any amendment, modification or waiver of any provision of this Agreement (other than amendments, modifications or waivers decreasing any fees payable hereunder or the amount of principal of or the rate at which interest is payable on the Loans, extending any scheduled principal payment date or date fixed for the payment of interest on the Loans, increasing or extending the Revolving Facility Commitments or releasing all or substantially all the Borrowers or the Collateral). All amounts payable by the Borrowers to any Lender hereunder in respect of any Loan and the applicability of the cost protection provisions contained in this Agreement shall be determined as if such Lender had not sold or agreed to sell any participation in such Loan, and as if such Lender were funding the participated portion of such Loan the same way that it is funding the portion of such Loan in which no participation has been sold.

(g) Any Lender or participant may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section, disclose to the assignee or participant or proposed assignee or participant any information relating to the Borrowers furnished to such Lender by or on behalf of the Borrowers; provided that, prior to any such disclosure of information designated by the Borrowers as confidential, each such assignee or participant or proposed assignee or participant shall execute and agreement whereby such assignee or participant shall agree (subject to customary exceptions) to preserve the confidentiality of such confidential information on terms no less restrictive than those applicable to the Lenders pursuant to this Agreement and/or applicable law.

(h) Any Lender may at any time assign all or any portion of its rights under this Agreement to secure extensions of credit to such Lender or in support of obligations owed by Lender; provided that no such assignment shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

(i) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrowers, the option to provide to the Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrowers pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPC hereunder shall utilize the Percentage of the Revolving Facility Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof. In addition, notwithstanding anything to the contrary contained in this Section, any SPC may (i) with notice to, but without the prior written consent of, the Borrowers and the Administrative Agent and without paying any processing fee therefore, assign all or a portion of its interests in any Loans to the Granting Lender or to any Eligible Assignee (consented to by the Borrowers and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPC to support the funding or maintenance of Loans, and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC.

(j) The Borrowers shall not assign or delegate any of their rights or duties hereunder without the prior written consent of the Administrative Agent and each Lender, and any attempted assignment without such consent shall be null and void.

(k) In the event that S&P, Moody’s, and Thompson’s BankWatch (or InsuranceWatch Ratings Service, in the case of Lenders that are insurance companies (or Best’s Insurance Reports, if such insurance company is not rated by Insurance Watch Ratings Service) shall, after the date that any Lender becomes a Lender, downgrade the long-term certificate deposit ratings of such Lender, and the resulting ratings shall be below (I) with respect to any Lender party to this Agreement as of the Restatement Date, such Lender’s rating as of the Restatement Date, and (II) with respect to any other Lender, BBB-, Baa3 and C (or BB, in the case of a Lender that is an insurance company (or B, in the case of an insurance company not rated by InsuranceWatch Ratings Service)), then the Administrative Agent shall have the right, but not the obligation at its own expense, upon notice to such Lender to replace (or to request the Borrowers to use their reasonable efforts to replace) such Lender with an Eligible Assignee (in accordance with and subject to the restrictions contained in paragraph (b) above), and such Lender hereby agrees to transfer and assign without recourse (in accordance with and subject to the restrictions contained in paragraph (b) above) all its interests, rights and obligations in respect of its Percentage of the Revolving Facility Commitment to such Eligible Assignee; provided, however, that (i) no such assignment shall conflict with any law, rule and regulation or order of any Governmental and (ii) such Eligible Assignee, as the case may be, shall pay to such Lender in immediately available funds on the date of such assignment the principal of and interest accrued to the date of payment on the Loans made by such Lender hereunder and all other amounts accrued for such Lender’s account or owed to it hereunder.

12.12. Governing Law; Binding Effect. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia (without regard to conflicts of laws provisions), and shall be binding upon each Borrower and inure to the benefit of the parties hereto and their respective successors and assigns.

12.13. Gender; Number. As used herein, the singular number shall include the plural, the plural the singular and the use of the masculine, feminine or neuter gender shall include all genders, as the context may require.

12.14. Joint and Several Liability. Each Borrower shall be jointly and severally liable for the payment and performance of all obligations and liabilities hereunder.

12.15. Materiality. Unless the context clearly indicates to the contrary, determinations regarding the materiality of any act, event, condition or circumstance shall be in the reasonable judgment of the Administrative Agent.

12.16. Reliance on the Administrative Agent. Each Borrower shall be entitled to assume that any and all consents, approvals or notices issued or granted by the Administrative Agent pursuant to the terms and provisions of this Agreement were, to the extent necessary, authorized by the Required Lenders or all of the Lenders, as applicable.

12.17. The Patriot Act. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrowers in accordance with the Act.

12.18. Taxes. All payments by the Borrowers of principal of, and interest on, Revolving Loans and all other amounts payable pursuant to any Loan Document shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding franchise taxes and taxes imposed on or measured by the Administrative Agent’s and/or any Lender’s net income or receipts (such non-excluded items being called “Taxes”). In the event that any withholding or deduction from any payment to be made by the Borrowers hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrowers will:

(a) pay directly to the relevant authority the full amount required to be so withheld or deducted;

(b) promptly forward to the Administrative Agent an official receipt or other documentation satisfactory to the Administrative Agent evidencing such payment to such authority; and

(c) pay to the Administrative Agent, for its own account or for the account of such Lender (as the case may be), such additional amount or amounts as is necessary to ensure that the net amount actually received by the Administrative Agent, for its own account or for the account of such Lender (as the case may be), will equal the full amount the Administrative Agent or such Lender (as applicable) would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against the Administrative Agent or any Lender with respect to any payment received by the Administrative Agent or any Lender hereunder, the Administrative Agent or such Lender may pay such Taxes and the Borrowers will promptly pay such additional amount (including any penalties, interest or expenses) as is necessary in order that the net amount received by the Administrative Agent or such Lender (as the case may be) after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount the Administrative Agent or such Lender (as the case may be) would have received had not such Taxes been asserted.

If the Borrowers fail to pay any Taxes when due to the appropriate taxing authority or fail to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrowers shall indemnify the Administrative Agent and the Lenders for any incremental Taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure.

12.19. Counterparts. This Agreement may be executed by facsimile and/or in any number of counterparts, all of which together shall constitute one and the same document. Each party agrees to be bound by its facsimile signature.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been signed, sealed and delivered as of the date and year first above written.

WITNESS: [Corporate Seal]

MANTECH INTERNATIONAL CORPORATION, a

Delaware corporation, on its own behalf and as

attorney-in-fact for and on behalf of each Borrower

listed on Schedule 1 hereto and each other Borrower

party hereto from time to time

By:	By:

Name:	Name:	Ronald R. Spoehel
	Title:	Executive Vice President and Chief Financial Officer

LENDER(S): CITIZENS BANK OF PENNSYLVANIA, a Pennsylvania state chartered bank

By:

Name:

Title:

KEYBANK NATIONAL ASSOCIATION, a national banking association

By:

Name:

Title:

BRANCH BANKING AND TRUST COMPANY OF VIRGINIA, a Virginia banking corporation

By:

Name:

Title:

CHEVY CHASE BANK, F.S.B., a federal savings bank

By:

Name:

Title:

RIGGS BANK N.A., a national banking association

By:

Name:

Title:

ADMINISTRATIVE AGENT: CITIZENS BANK OF PENNSYLVANIA, a Pennsylvania state chartered bank

By:

Name:

Title:

DOCUMENTATION AGENT: KEYBANK NATIONAL ASSOCIATION, a national banking association

By:

Name:

Title: